QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 5, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

GANDER MOUNTAIN COMPANY
(Exact name of Registrant as specified in its charter)

Minnesota	5940	41-1990949
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mark R. Baker
Chief Executive Officer and President
Gander Mountain Company
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bruce M. Engler, Esq. W. Morgan Burns, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-3901 (612) 766-7000	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $.01 par value	$86,250,000	$10,928.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus	SUBJECT TO COMPLETION, DATED FEBRUARY 5, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

             Shares

Gander Mountain Company

Common Stock

        Gander Mountain Company is offering            shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share. After the offering, the market price for our shares may be outside this range.

        We have applied to quote our common stock on the Nasdaq National Market under the symbol "GMTN."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to Gander Mountain Company, before expenses	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        We have granted the underwriters the right to purchase up to            additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about            , 2004.

Joint Book-Running Managers

Banc of America Securities LLC	William Blair & Company

Piper Jaffray

            , 2004

GANDER MTN.™

WE LIVE OUTDOORS

ATV

FISHING

Guide Series

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of this prospectus.

        "Gander Mountain," "Gander Mtn.," "Gander Mountain Guide Series," "We Live Outdoors" and our logos mentioned or used in this prospectus are our trademarks. This prospectus also contains trademarks and service marks belonging to other entities.

i

SUMMARY

        This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements. Gander Mountain Company is referred to in this prospectus as "our company," "we," "our," and "us."

Gander Mountain Company

        We are a leading specialty retailer offering a broad assortment of competitively priced merchandise that caters to the needs of outdoor lifestyle enthusiasts, with a particular focus on hunting, fishing and camping. Our brand name has a 43 year heritage of strong appeal and relevance to consumers who participate in outdoor sports and recreation activities. Our core strategy and focus is to provide our target customer with a unique retail experience founded upon our "We Live Outdoors" culture and theme. We believe that our stores offer the broadest and deepest assortment of high quality, competitively priced national, regional and owned brand outdoor equipment, accessories, apparel and footwear in our markets. We seek to combine this dominant product offering with a unique store environment and superior customer service based on our store associates' extensive product knowledge and outdoor-related experience. We have expanded our store base from 26 stores in 1997 to our current base of 65 Gander Mountain outdoor lifestyle stores in nine states — Illinois, Indiana, Iowa, Michigan, Minnesota, New York, Ohio, Pennsylvania and Wisconsin.

        We have embarked on a series of strategic and operating initiatives aimed at improving our merchandise offerings, enhancing profitability and accelerating new store openings. We are transforming our market position from a traditional specialty store to a larger format, category-focused store. Our new larger format stores, which range from 50,000 to 100,000 square feet, have a warehouse-style shopping environment characterized by concrete floors, open-bar joist ceilings, high-density racking and wide aisles, which reinforces our overall value proposition to our customers and enables us to substantially increase the breadth and depth of our product offerings. We currently have eight larger format stores, the first of which opened in March 2003. We believe that our extensively merchandised larger store format, combined with convenient locations and high quality customer service, differentiates us from our primary competitors and will enable us to become the premier retailer in the outdoor lifestyle sector.

        We operate in a large, highly fragmented industry, which we believe is currently underserved at the retail level. According to the National Survey of Fishing, Hunting and Wildlife-Associated Recreation, $108 billion was spent in the United States on outdoor-related activity in 2001, of which $64 billion was spent on equipment. We believe that the current U.S. market for the merchandise we offer — hunting, fishing and camping equipment, related technical apparel and footwear, and All-Terrain Vehicles, or ATVs — is in excess of $30 billion annually.

Competitive Strengths

        We believe that the following strengths distinguish us from our competitors and are critical to our continuing success:

  •
  The Gander Mountain Brand Name.  The Gander Mountain brand name has a long heritage and strong appeal to outdoor lifestyle customers given the brand's 43 year history. We believe this strong brand identity is a key competitive advantage that enables us to gain more immediate recognition with customers in new markets and increase our market share in existing markets.

  •
  Extensive Merchandise Assortment.  We believe that the assortment of national, regional and owned brand hunting, fishing and camping equipment, accessories and related technical apparel and footwear carried in our stores is significantly broader and deeper than that offered by our primary competitors, the traditional sporting goods stores and mass merchants. The presentation of our merchandise, combined with the "race-track" layout of our stores, with equipment categories displayed around the outer area and apparel and footwear generally in the center, reinforces the breadth and depth of our offerings within each product category and our strong value proposition.

  •
  Focus on Superior Customer Support.  A key element of our competitive positioning is providing our customers with a unique shopping experience based on a superior level of customer assistance, outdoor product expertise and value-added technical services provided by store associates who embody our "We Live Outdoors" culture. We staff our stores with associates who are enthusiastic, energetic and knowledgeable about our products, actively involved in outdoor activities and capable of combining first-hand experience with professional advice for our customers.

  •
  Price Leadership.  We believe our price leadership and "every day low price" policy are essential to promoting our value proposition and attracting customers. We support our "every day low price" policy by matching our local competitors' prices and through our "Double the Difference" program. This program instills price confidence in all our store managers and associates and validates our value proposition to our customers.

  •
  Strong Management Team.  Over the past few years, we have strengthened our management team by adding a number of key executives and store-level personnel with broad retail operating experience. The four members of our current senior management team have 74 years of combined experience in the retail industry.

Growth Strategy

        Our long-term objectives are to build upon the Gander Mountain brand name and create the leading retail store chain that defines the outdoor lifestyle category. To achieve our objectives we intend to:

  •
  Expand Our Store Base.  We believe that our unique retail concept has broad appeal and that there are significant opportunities to continue profitable new store expansion to gain a substantial share within the large, highly fragmented and underserved outdoor lifestyle market. We believe that strong store economics for our larger format stores and our successful track record of opening new stores will provide us with a solid foundation for continued expansion through new store openings. We believe there are over 400 potential locations suitable for our Gander Mountain stores. We opened 10 stores in fiscal 2003, including eight new stores and the relocation of two smaller stores to sites with our new larger format. We plan to open 13 to 15 stores in fiscal 2004, including one to three relocated stores, in both existing and new markets.

  •
  Continue to Employ a Flexible Real Estate Strategy.  We employ a flexible real estate strategy utilizing different store prototype sizes, depending on market characteristics, demographics and availability of sites and facilities. We strategically locate our outdoor lifestyle stores in suburban and rural areas with a high concentration of our target outdoor enthusiast customers and near hunting, fishing, camping and other outdoor recreation destination areas. We believe that we have strong relationships with other retailers who are able to offer us suitably located, second use or subleased real estate, with attractive occupancy costs within our target expansion markets, which further enhances our ability to meet our store growth objectives.

  •
  Improve Store Productivity and Profitability.  We plan to continue increasing comparable store sales through competitive pricing, strengthening of inventory positions, merchandising promotions consistent with our "every day low price" policy, pursuit of adjacent product categories and continued enhancement of our flexible merchandise capabilities. We plan to continue to convert non-selling space to selling space within our existing store base and increase merchandise capacity with higher density merchandising fixtures. We are also focused on increasing our store operating margins and profitability through improved purchasing leverage as our size grows, continued expansion of our owned brand merchandise where appropriate, higher inventory turnover through our supply chain initiatives and further leverage of the infrastructure investments we have made in the areas of information systems, merchandising and advertising.

  •
  Leverage Our Scalable Infrastructure.  Over the past several years, we have made significant investments in our infrastructure, including our information systems, distribution capabilities and management ranks, to support our accelerating growth. In 2000, we replaced our corporate information systems with a new enterprise-wide merchandise system and a new financial system, both of which we believe are highly scalable.

The Erickson Family's Controlling Interest in Gander Mountain Company

        We are controlled by members of the Erickson family, who founded and control the companies that own, operate and franchise Holiday Stationstore gasoline/convenience stores located throughout the northern tier of the United States. Members of the Erickson family own a controlling interest in us through a combination of their stock ownership in us and their control of our largest shareholders, Holiday Stationstores, Inc. and Lyndale Terminal Co. Members of the Erickson family hold these interests both individually and through trusts primarily for the benefit of Erickson family members and their spouses. We are not, and have not been, consolidated with any entity for tax purposes. Following this offering, Holiday Stationstores, Inc., Lyndale Terminal Co. and individual members of the Erickson family will own      % of our outstanding common stock or      % of our outstanding common stock if the underwriters exercise their over-allotment option in full.

        Prior to this offering, there have been significant transactions between Holiday Companies, the parent of Holiday Stationstores, Inc., and us. These transactions have involved Holiday Companies obtaining insurance for us and providing us with human resources services, cash management, financial analysis and other financial services, legal services, benefits administration services, various tax services, information technology services, credit card processing services and other administrative services. We have entered into various agreements with Holiday Companies to provide for the continuity of these services after this offering at rates which we believe are commercially reasonable. We also use Holiday Companies' airplane for which we pay Holiday Companies a fee and lease from Holiday Companies our corporate headquarters, certain warehousing space and other administrative space, as well as our retail stores located in Bemidji, Minnesota and Fridley, Minnesota. In addition, Holiday Companies or Holiday Stationstores, Inc. currently guarantees our leases with third parties for 36 of our stores and our distribution center without charging us a fee for these guarantees. For more information about these agreements, see "Certain Relationships and Related Party Transactions — Relationship with the Erickson Family and Their Affiliates."

        We were initially organized as a Delaware limited liability company on November 27, 1996 and we converted to a Delaware corporation on December 31, 2000. We reincorporated in Minnesota in January 2004 by merging into our wholly owned subsidiary formed solely for that purpose. We have been operating our current business since our initial organization in 1996. Our principal executive offices are located at 4567 American Boulevard West, Minneapolis, Minnesota 55437, and our telephone number is (952) 830-8700. Our web site is located at www.gandermountain.com. Information contained on our web site or that can be accessed through our web site is not a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We intend to use $9.9 million of the net proceeds from this offering to repay all of our outstanding debt to Holiday Companies and the remainder to repay approximately $ million in outstanding indebtedness under our credit facility. We intend to use our increased borrowing capacity under our credit facility to open new stores and for general working capital. See "Use of Proceeds" for more information.
Proposed Nasdaq National Market symbol	"GMTN"

        The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of January 31, 2004 and excludes:

  •
  7,054 shares of common stock issuable upon exercise of currently outstanding options under our 2002 Stock Option Plan, and 29,636 shares of common stock issuable upon exercise of currently outstanding options issued outside of our 2002 Stock Option Plan and 2004 Omnibus Stock Plan, at a weighted average exercise price of $257 per share; and

  •
  446 shares of common stock reserved for future grants under our 2002 Stock Option Plan, none of which we intend to grant, and 67,000 shares of common stock reserved for future issuance under our 2004 Omnibus Stock Plan, subject to shareholder approval of this plan, up to 33,000 of which we intend to use for grants to our management, employees and consultants effective upon completion of this offering with an exercise price equal to the offering price.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  no exercise of the underwriters' over-allotment option;

  •
  all outstanding shares of our Class A Voting Common Stock, Class B Nonvoting Common Stock, Class A Nonvoting Convertible Preferred Stock, Class B Voting Convertible Preferred Stock and Class C Nonvoting Convertible Preferred Stock will automatically convert into a total of 238,693 shares of common stock upon this offering;

  •
  a            -for-            stock split in the form of a stock dividend (in the amount of            shares of common stock for every outstanding share of common stock) on all outstanding shares of common stock following the conversion described above; and

  •
  no outstanding options have been exercised since January 31, 2004.

        All accumulated and unpaid dividends on our preferred stock will be extinguished without being paid upon this offering.

Summary Financial Data

        You should read the summary financial data presented below in conjunction with the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In the opinion of management, the unaudited summary financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for the periods presented and our financial condition as of November 1, 2003. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

	Fiscal Year Ended(1)					39 Weeks Ended
	January 2, 1999	January 1, 2000	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
	(unaudited)					(unaudited)
	(dollars in thousands, except per share and per square foot data)
Statement of Operations Data
Sales	$171,444	$195,366	$243,556	$314,452	$357,441	$233,599	$307,453
Cost of goods sold	138,690	147,714	182,103	243,088	272,033	180,484	236,151

Gross profit	32,754	47,652	61,453	71,364	85,408	53,115	71,302
Operating expenses:
Store operating expenses	31,777	33,888	41,786	56,576	66,517	45,778	57,892
General and administrative expenses	11,421	13,569	16,597	16,181	20,864	14,733	16,852
Pre-opening expenses	71	1,536	3,005	4,485	644	464	4,384

Operating income (loss)	(10,515)	(1,341)	65	(5,878)	(2,617)	(7,860)	(7,826)
Net interest expense	4,216	4,880	7,283	4,821	7,314	5,606	3,423

Loss before income taxes	(14,731)	(6,221)	(7,218)	(10,699)	(9,931)	(13,466)	(11,249)
Income tax provision (benefit)	—	—	—	(2,274)	2,274	—	—

Net loss	$(14,731)	$(6,221)	$(7,218)	$(8,425)	$(12,205)	$(13,466)	$(11,249)

Pro forma Data (unaudited)
Pro forma net income (loss) applicable to common shareholders(2)
Pro forma net income per share(2):
Basic
Diluted
Pro forma shares outstanding (in thousands)(2):
Basic
Diluted
Operating Data (unaudited)
Comparable store sales increase (decrease)(3)	4.3%	2.7%	0.1%	(4.6)%	2.9%	(2.1)%	11.1%
Number of stores at end of period	26	31	39	55	57	57	64
Total square feet at end of period	848,665	1,006,082	1,230,210	1,717,529	1,779,689	1,779,689	2,485,223
Sales per square foot(4)	$202	$213	$220	$211	$203	$134	$155
Gross profit as a percentage of sales	19.1%	24.4%	25.2%	22.7%	23.9%	22.7%	23.2%
Operating margin(5)	(6.1)%	(0.7)%	0.0%	(1.9)%	(0.7)%	(3.4)%	(2.5)%
EBITDA(6)	$(7,755)	$2,059	$3,997	$(251)	$3,812	$(3,066)	$(2,529)

	As of November 1, 2003
	Actual	As Adjusted(2)
	(unaudited; in thousands)
Balance Sheet Data
Cash and cash equivalents	$995		$995
Inventories, net	232,977		232,977
Total assets	309,555
Borrowings under credit facility	111,588
Notes payable to affiliate, including current maturities	9,885
Total shareholders' equity	$57,026	$

(1)
We changed our fiscal year end in 2001 from the Saturday closest to the end of December to the Saturday closest to the end of January, electing a 52/53 week fiscal year. The fiscal years ended January 2, 1999, January 1, 2000, January 27, 2001 and February 1, 2003 included 52 weeks. The fiscal year ended February 2, 2002 included 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference. Our fiscal year change occurred in connection with our conversion from a limited liability company to a C-corporation in December 2000. We were not subject to income taxation for the periods during which we were a limited liability company.

(2)
Assumes the sale by us of            shares of our common stock and the application of the estimated aggregate net proceeds to us of $        after deducting offering expenses and underwriting discounts and commissions. We intend to use $9.9 million of the net proceeds to repay all of our outstanding debt to Holiday Companies and the remainder to repay approximately $         million of outstanding indebtedness under our credit facility. Amounts repaid under our credit facility may, subject to the terms of our credit facility, be reborrowed by us. See "Use of Proceeds." The pro forma statement of operations data and as adjusted balance sheet data are presented as if this offering and application of net proceeds from the offering occurred at the beginning of the periods presented for the pro forma statements of operations and at November 1, 2003 for the balance sheet data presented.

(3)
A store is included in the comparable store base in its fourteenth full month of operations. A relocated store is returned to the comparable store base in its fourteenth full month of operations following relocation.

(4)
Calculated based on the weighted average of the gross square footage in the period, which includes office, storage and receiving areas that comprise approximately 20% of total square footage.

(5)
Calculated based on operating income (loss) and sales for the period.

(6)
EBITDA consists of net loss plus net interest expense, plus income tax provision or minus income tax benefit and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net loss, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

•
it is a widely accepted financial indicator of a company's ability to service its debt and we are required to comply with certain EBITDA covenants under our credit facility;

•
it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•
it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

Our management uses EBITDA:

•
as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

•
in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management.

The following table provides a reconciliation of net loss to EBITDA:

	Fiscal Year Ended					39 Weeks Ended
	January 2, 1999	January 1, 2000	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
	(unaudited; in thousands)
Net loss	$(14,731)	$(6,221)	$(7,218)	$(8,425)	$(12,205)	$(13,466)	$(11,249)
Income tax provision (benefit)	—	—	—	(2,274)	2,274	—	—
Net interest expense	4,216	4,880	7,283	4,821	7,314	5,606	3,423
Depreciation and amortization	2,760	3,400	3,932	5,627	6,429	4,794	5,297

EBITDA	$(7,755)	$2,059	$3,997	$(251)	$3,812	$(3,066)	$(2,529)

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

Our current business strategy that focuses on larger format retail stores has not been proven successful on a long-term basis.

        We recently began implementing our current business strategy that focuses on larger format retail stores. The viability of this business strategy has not been proven on a long-term basis. We recently transitioned from opening approximately 30,000 square foot stores to predominantly opening stores ranging from 50,000 to 100,000 square feet. The results we achieved at our smaller format stores may not be indicative of the results that we may achieve at our new larger format stores. The larger format increases our operating costs per store, but may not lead to proportionately increased revenues per store. Our mix of higher and lower margin merchandise in our larger format stores differs from the merchandise mix in our smaller stores, and therefore, may negatively impact our gross margins. In addition, we may not carry the appropriate merchandise mix during our busiest seasons in our larger format stores. We cannot assure you that we will be successful in operating our larger format stores on a profitable basis. If a larger format store is unprofitable, the impact on our financial results could be greater than the impact of an unprofitable smaller format store.

Our concentration of stores in the north central United States makes us susceptible to adverse conditions in this region, including atypical weather.

        The majority of our stores are located in the north central United States. As a result, our operations are more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include regional economic and weather conditions, natural disasters, demographic and population changes and governmental regulations in the states in which we operate. Our sales may also be affected by environmental changes and disease epidemics affecting fish or game populations in this region, such as chronic wasting disease. If the region were to suffer an economic downturn or other adverse event, our sales and profitability could suffer.

        Our results of operations may be harmed by unseasonably warm winter weather conditions. Many of our stores are located in areas that traditionally experience seasonably cold weather. Approximately 12% of our sales in fiscal 2003 consisted of merchandise for winter activities. Abnormally warm weather conditions could reduce our sales of these items and hurt our profitability. Moreover, significant snowfalls on peak shopping days, particularly during the holiday season, could impact our sales if potential customers choose not to shop during those days.

Our operating results are subject to seasonal fluctuations and the timing of new store openings, which could cause the market price of our common stock to decline.

        We experience substantial seasonal fluctuations in our sales and operating results. In addition, we typically open new stores during the second half of the year, which increases the percentage of our sales generated in our third and fourth fiscal quarters. In fiscal 2003, we generated 30% of our annual sales in our third fiscal quarter, which includes the fall hunting season months of September and October, and we generated 37% of our annual sales in our fourth fiscal quarter, which includes the peak cold weather and holiday season months of November and December. We incur significant additional expenses in the third and fourth fiscal quarters due to higher purchase volumes and increased staffing in our stores. If, for any reason, we miscalculate the demand for our products or our product mix during the third or fourth fiscal quarters, our sales in these quarters could decline resulting in significantly lower margins and excess inventory, which could cause our annual operating results to suffer and our stock price to decline significantly.

The growth of our business will be dependent upon the availability of adequate capital.

        The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under the credit facility. Moreover, the actual availability of funds under our credit facility is limited to specified percentages of our eligible inventory and credit card receivables. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.

Our expansion into new, unfamiliar markets may present increased risks.

        Pursuant to our growth strategy, we intend to open stores in new markets. We anticipate that the initial stores opened in a new market will not typically reach sales and profitability levels comparable to our existing stores until approximately their third year of operations, due in large part to factors that generally affect store performance in new markets. These factors include less familiarity with local customer preferences, difficulties in attracting customers due to a reduced level of customer familiarity with our brand, difficulties in hiring a sufficient number of qualified store associates and other matters. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure you that we will be successful in operating our stores in new markets on a profitable basis.

Our expansion strategy includes further penetration of our existing markets, which could cause sales at our existing stores to decline.

        Pursuant to our expansion strategy, we intend to open additional stores in our existing markets. Because our stores typically draw customers from their local areas, a new store may draw customers away from nearby existing stores and may cause sales performance and customer counts at those existing stores to decline, which may adversely affect our overall operating results.

An inability to find suitable new store sites or delays in new store openings could materially affect our financial performance.

        In order to meet our growth objectives, we will need to secure an adequate number of suitable new store sites. We require that all proposed store sites satisfy strict criteria regarding cost and location established by us. We cannot assure you that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

        Our expected financial performance is based on our new stores opening on expected dates. It is possible that events such as problems with our credit, delays in the entitlements process or construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of god, discovery of contaminants, accidents, deaths or injunctions could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our sales growth, which in turn may adversely affect our future operating results.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

        Our performance depends largely on the efforts and abilities of our senior management, including our Chief Executive Officer and President, Mark Baker; our Executive Vice President and Chief Financial Officer, Dennis Lindahl; our Executive Vice President, Merchandising and Marketing, Allen Dittrich; and our Senior Vice President, Finance and Administration, Sharon Link. None of our employees, except Messrs. Baker, Lindahl, Dittrich and Ms. Link, has an employment agreement with us. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified personnel in a timely manner.

We rely on a single distribution center, and if there is a natural disaster or other serious disruption at the facility, we may be unable to deliver merchandise effectively to our stores.

        We rely on a single distribution center in Lebanon, Indiana. Any natural disaster or other serious disruption at this facility due to fire, tornado, flood or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately stock our stores and reduce our sales and profitability.

Our planned growth may strain our business infrastructure, which could adversely affect our operations and financial condition.

        We expect to grow at a rapid pace. As we grow, we will face the risk that our existing resources and systems, including management resources, accounting and finance personnel and operating systems, may be inadequate to support our growth. We cannot assure you that we will be able to retain the personnel or make the changes in our systems that may be required to support our growth. Failure to secure these resources and implement these systems could have a material adverse effect on our operating results. In addition, the retention of additional personnel and the implementation of changes and enhancements to our systems will require capital expenditures and other increased costs that could also have a material adverse impact on our operating results.

        Our expansion in new and existing markets may also create new distribution and merchandising challenges, including strain on our distribution center, an increase in information to be processed by our management information systems and diversion of management attention from operations towards the opening of new stores and markets. Based on our current growth strategy we will need to increase our distribution capabilities within the next few years, which could disrupt our business operations. To the extent that we are not able to meet these additional challenges, our sales could decrease and our operating expenses could increase.

Our business depends on our ability to meet our labor needs.

        Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including general managers, assistant managers, customer service representatives and store associates, who understand and appreciate our "We Live Outdoors" culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the retail industry is high. If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our employees is currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in employee turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

If we fail to anticipate changes in consumer demands, including regional preferences, in a timely manner, our sales and profitability could decline.

        Our products appeal to consumers who regularly hunt, fish and camp. The preferences of these consumers cannot be predicted with certainty and are subject to change. In addition, due to different types of fish and game stocks and different weather conditions found in different markets, it is critical that our stores stock appropriate products for their markets. Our success depends on our ability to identify product trends in a variety of markets as well as to anticipate, gauge and react to changing consumer demands in these markets in a timely manner. If we misjudge the market for our products, our sales may decline significantly and we may face significant excess inventory of some products and missed opportunities for other products, which could decrease our sales and profitability.

Our computer hardware and software systems are vulnerable to damage that could harm our business.

        Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales, margin and promotional information. These systems are vulnerable to damage or interruption from:

  •
  fire, flood, tornado and other natural disasters;

  •
  power loss, computer system failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events;

  •
  computer viruses and Trojan horses; and

  •
  upgrades, installations of major software releases and integration with new systems.

Any failure that causes an interruption in our inventory tracking could disrupt our operations and result in reduced sales.

        We have centralized the majority of our computer systems in our corporate office. It is possible that an event or disaster at our corporate office could materially and adversely affect the performance of our company and the ability of each of our stores to operate efficiently.

If any of our key vendors fails to supply us with merchandise, we may not be able to meet the demands of our customers and our sales could decline.

        Our ten largest vendors collectively represented approximately 21% of our total purchases in fiscal 2003, with no single vendor representing greater than 4% of our total purchases. Our vendors could discontinue selling products to us at any time. The loss of any key vendor or key vendor support for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other foreign countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

We may pursue strategic acquisitions, which could have an adverse impact on our business.

        We may from time to time acquire complementary companies or businesses. Acquisitions may result in difficulties in assimilating acquired companies, and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate companies that we acquire, including their personnel, financial systems, distribution, operations and general store operating procedures. If we fail to successfully integrate acquired companies, our business could suffer. In addition, the integration of any acquired business, and its financial results, into ours may adversely affect our operating results. We currently do not have any agreements with respect to any acquisitions.

Risks Related to Our Relationship with Our Controlling Shareholders

We will be controlled by the Erickson family and their affiliates, whose interests may differ from those of our other shareholders.

        As of January 31, 2004, members of the Erickson family, together with Holiday Stationstores, Inc. and Lyndale Terminal Co., both of which are wholly owned by members of the Erickson family or entities they control, collectively owned 100% of the outstanding shares of our voting stock and on a pro forma basis after giving effect to this offering will own        % of our common stock. As a result, the Erickson family, together with their affiliated entities, will continue to be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

        In addition, conflicts of interest may arise as a result of the continued collective controlling interest of the Erickson family and their affiliated entities. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with unaffiliated parties. These conflicts may include the structure and timing of transfers by members of the Erickson family and/or their affiliates of all or any portion of their ownership interest in us and the ability of the Erickson family and their affiliates to control our management and affairs.

The actual or potential sale by the Erickson family and their affiliates of their holdings of our common stock could cause the market price of our stock to decline significantly.

        As of January 31, 2004, on a pro forma basis giving effect to this offering, members of the Erickson family and their affiliates will own             shares of our common stock. No members of the Erickson family or the entities they control are subject to any contractual obligations to retain their controlling interest, except that Holiday Companies, Lyndale Terminal Co., Holiday Stationstores, Inc. and members of the Erickson family have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC and William Blair & Company,

L.L.C. Except for this brief period, there can be no assurance as to how long the Erickson family and the entities they control will maintain their beneficial ownership of our common stock following the offering. Following this brief period, Holiday Stationstores, Inc., Lyndale Terminal Co. and certain individual members of the Erickson family will also have rights to cause us to register their shares. A sale by the Erickson family or their affiliates of a large interest in us, or the perception that such a sale could occur, could cause the market price of our common stock to decline significantly.

Changes in our relationship with Holiday Companies could require us to negotiate alternative agreements that may have less favorable terms.

        After this offering, we will continue to obtain various services from Holiday Companies under a shared services agreement. The services provided by Holiday Companies under this agreement are material to our operations. These services include obtaining insurance and providing human resources services, cash management, financial analysis and other financial services, legal services, benefits administration services, various tax services, information technology services, credit card processing services and other administrative services, as well as use of Holiday Companies' airplane. The intention of this agreement is to continue the relationship between Holiday Companies and us in a manner consistent with past practices. Holiday Companies' position as a company under common control with us may cause conflicts of interest relating to the nature, quality and pricing of services or products provided to us by Holiday Companies under the shared services agreement or other agreements. In addition, the shared services agreement has a term of one year with automatic one year renewal terms, subject to early termination by either party upon 90 days' written notice. If the shared services agreement is terminated, we will have to provide the services covered by the agreement on our own or obtain them from a third party. We may not be able to replace all of these services in a timely manner or on terms, including cost, that are as favorable as those we receive from Holiday Companies. In addition, we may not be able to provide these services internally or hire individuals that can provide these services to us on favorable terms or at all.

        Holiday Companies or Holiday Stationstores, Inc. also guarantees our leases with third parties for 36 of our stores and our distribution center. If Holiday Companies or Holiday Stationstores, Inc. fails or is unable to continue to guarantee these leases, we may be required to incur higher costs for these leases.

Two of our directors may have conflicts of interest because they are members of the Erickson family and directors and officers of the Erickson family's affiliates and one of our executive officers may have conflicts of interest because he is a consultant to Holiday Companies.

        Following this offering, we anticipate that Donovan Erickson, Neal Erickson, Richard Erickson and Marjorie Pihl will resign from our board of directors and that Mark Baker and four other individuals will be elected to our board of directors. Following this transition, two of our continuing directors will be members of the Erickson family and directors or officers of companies affiliated with the Erickson family, which may create conflicts of interest when our board of directors faces decisions that affect both us and such companies. This includes the Chairman of our board of directors, Ronald Erickson, who is the Chief Executive Officer and Chairman of the board of directors of Holiday Companies, Holiday Stationstores, Inc. and Lyndale Terminal Co., and Gerald Erickson, another of our directors who is also a director of Holiday Companies, Holiday Stationstores, Inc. and Lyndale Terminal Co. In addition, Dennis Lindahl, our Executive Vice President and Chief Financial Officer, is also a consultant to Holiday Companies, which could create conflict of interests when he is involved in decisions affecting both us and Holiday Companies. In the ordinary course of business we will provide material, non-public information about our company to Ronald Erickson and to Gerald Erickson. Although people who receive material non-public information about our company will be subject to federal law regarding their use of such information, we cannot control their use of such information, which may be adverse to your interests.

Risks Related to Our Industry

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our sales and profitability.

        In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others:

  •
  general business conditions,

  •
  interest rates,

  •
  inflation,

  •
  consumer debt levels,

  •
  the availability of consumer credit,

  •
  taxation,

  •
  electrical power rates,

  •
  unemployment trends,

  •
  terrorist attacks and acts of war, and

  •
  other matters that influence consumer confidence and spending.

Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our sales and profitability could decline.

Competition in the outdoor products industry could limit our growth and reduce our profitability.

        The retail market for outdoor products is highly fragmented and competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, name recognition, and financial, marketing and other resources than we do. We compete directly or indirectly with the following categories of companies:

  •
  local specialty stores;

  •
  traditional sporting goods chains, such as The Sports Authority, Dick's Sporting Goods and Galyan's;

  •
  catalog and Internet-based retailers, such as Cabela's, Bass Pro and Sportsman's Guide;

  •
  large format entertainment-focused outdoor retailers, such as Cabela's and Bass Pro;

  •
  regional outdoor focused chains, such as Sportsman's Warehouse; and

  •
  discount chains and mass merchants, such as Wal-Mart, Kmart and Target Corporation.

        Pressure from our competitors could require us to reduce our prices or increase our spending for advertising and promotion, which, due to our "every day low price" strategy, would erode our margins. Increased competition in markets in which we have stores or the adoption by competitors of innovative store formats, aggressive pricing strategies and retail sale methods, such as the Internet, could cause us to lose market share and could have a material adverse effect on our business, financial condition and results of operations.

        We have an agreement with Cabela's that may require us to license certain of our trademarks that were in existence in 1996 to Cabela's for its use in what the agreement defines as the "direct marketing business" if we engage in active steps to enter the "direct marketing business" ourselves. We have developed various trademarks since 1996, but we continue to use some significant 1996 trademarks in our business. The terms of this agreement could have the effect of limiting our ability to respond to competition or changing market conditions. This agreement is described in more detail under "Business — Competition."

We may be subject to product liability claims relating to our sale of outdoor equipment and firearms, and our insurance may not be sufficient to cover damages related to those claims.

        We may incur damages due to lawsuits relating to outdoor equipment that we sell. For example, we sell tree stands for use by hunters and have been sued in the past and may incur damages in the future due to lawsuits relating to injuries or deaths associated with the tree stands sold by us. In addition, we sell rifles, shotguns and handguns, along with archery equipment, which are products that are associated with an increased risk of injury and death. We may incur damages due to lawsuits relating to the improper use of firearms sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from firearm manufacturers and retailers relating to the misuse of firearms. We may also be subject to lawsuits relating to our performance of background checks on firearms purchasers as mandated by state and federal law. Lawsuits relating to the products we sell could result in substantial liability, which would adversely affect our business and financial condition. There is a risk that claims or liabilities relating to products we sell will exceed our insurance coverage. In addition, we may be unable to retain adequate liability insurance in the future.

        The commencement of lawsuits against us relating to our sale of outdoor equipment or firearms could cause us to reduce our sales of those products. In addition, increased federal, state or local regulation, including taxation, of the sale of firearms in our current markets or in future markets in which we may operate could cause us to reduce our firearm sales. Sales of firearms represented approximately 12% of our sales in fiscal 2003, and a substantial reduction in our sales of firearms due to the commencement of lawsuits against us or the establishment of new regulations could decrease our profitability.

Some of the products and services we sell are highly regulated, which could lead to high compliance costs.

        We are subject to regulation by the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Consumer Product Safety Commission, the Occupational Safety and Health Administration and similar state regulatory agencies. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on our business, results of operations and financial condition. In addition, regulations issued by the Bureau of Alcohol, Tobacco, Firearms and Explosives may delay our ability to change certain of our officers and prohibit some individuals from serving in certain of our offices. See "Business — Government Regulation" for more information regarding government regulation of us.

Risks Related to this Offering

We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common shareholders.

        Our articles of incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

Certain provisions of Minnesota law may make a takeover of our company more difficult, depriving shareholders of opportunities to sell shares at above-market prices.

        Certain provisions of Minnesota law may have the effect of discouraging attempts to acquire us without the approval of our board of directors. Section 302A.671 of the Minnesota statutes, with certain exceptions, requires approval of any acquisition of the beneficial ownership of 20% or more of our voting stock then outstanding by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares. Section 302A.673 of the Minnesota statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which includes any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date. Consequently, our common shareholders may lose opportunities to sell their stock for a price in excess of the prevailing market price due to these protective measures. See "Description of Capital Stock — State Law Provisions with Potential Anti-Takeover Effect" for more information regarding these provisions of Minnesota law.

We will face new challenges and increased costs as a public company.

        Our management team has historically operated our business as a privately held company. We expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require significant additional expenditures, particularly in light of recently enacted changes in laws and regulations and Nasdaq National Market listing requirements, will place additional demands on our management and may require the hiring of additional personnel. These obligations and related expenses will increase our operating expenses and could divert our management's attention from our operations.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

        The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade.

The price of our common stock may be volatile.

        The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. The factors that could cause fluctuations include, but are not limited to, the following:

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  significant volatility in the market price and trading volume of outdoor and sporting goods companies and other retail companies;

  •
  actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

  •
  investor perceptions of the outdoor products and sporting goods industry and retail industries in general and our company in particular;

  •
  the operating and stock performance of comparable companies;

  •
  general economic conditions and trends;

  •
  major catastrophic events;

  •
  changes in accounting standards, policies, guidance, interpretation or principles;

  •
  adverse weather conditions in our markets;

  •
  regulatory changes;

  •
  loss of external funding sources;

  •
  sales of large blocks of our stock or sales by insiders; or

  •
  departures of key personnel.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

        If you purchase shares of our common stock in this offering, you will experience significant immediate dilution because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that we incurred net losses during our formative years. You will experience additional dilution upon the exercise of stock options, including those stock options currently outstanding and those granted in the future, and any issuance of restricted stock or other equity awards under our omnibus stock plan.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

        We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  our ability to execute our current business strategy focusing on larger format stores;

  •
  our concentration of stores in the north central United States and seasonal fluctuations in our business;

  •
  our ability to raise capital in the future;

  •
  our lack of familiarity with markets in which we will open future stores;

  •
  our inability to locate suitable sites for new stores;

  •
  delays in new store openings;

  •
  our ability to attract and retain management talent and store employees;

  •
  disruptions or natural disasters at our distribution facility or that affect our information systems;

  •
  strain on our infrastructure;

  •
  changes in consumer preferences, general economic conditions or consumer discretionary spending;

  •
  the loss of key vendors;

  •
  the effect of competition in our industry;

  •
  the impact of product liability claims, other litigation and government regulations; and

  •
  other factors described in this prospectus under the heading "Risk Factors."

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        The net proceeds from the sale of the            shares of common stock offered by us are estimated to be approximately $        , after deducting the underwriting discount and estimated offering expenses and assuming an initial public offering price of $        , or approximately $        if the underwriters' over-allotment option is exercised in full.

        We intend to use $9.9 million of the net proceeds of this offering to repay all of our outstanding debt to Holiday Companies, and the remainder to repay approximately $        million of outstanding indebtedness under our credit facility with Fleet Retail Finance. Our indebtedness to Holiday Companies is covered by two promissory notes. One note, with an outstanding principal amount of $7.6 million, bears interest at 2.25% over the prime rate and matures based upon events specified in our credit facility. The other note, with an outstanding principal amount of $2.3 million, bears interest at 2.00% over the prime rate, and is due in monthly installments through January 2013. During the 39 weeks ended November 1, 2003, the daily weighted average interest rate under the $7.6 million promissory note was 6.35% and the daily weighted average interest rate under the $2.3 million promissory note was 6.15%. Our credit facility with Fleet Retail Finance expires June 30, 2007 and bears interest at the prime rate plus 0% to 1% depending on our earnings before interest, taxes and depreciation. We have the right to elect an alternate interest rate equal to the adjusted LIBOR rate for one, two, three or six months plus 1.75% to 2.50% depending on our earnings before interest, taxes and depreciation. During the 39 weeks ended November 1, 2003, our daily weighted average interest rate under this credit facility was 3.7%. Reducing outstanding debt under our credit facility will increase our borrowing capacity under this facility. We intend to use additional borrowings under our credit facility to open new stores and for general working capital. Our management will have significant flexibility and discretion in using these borrowings.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our shares of common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board of directors.

CAPITALIZATION

        The following table sets forth our capitalization as of November 1, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to:

  •
  the conversion of all outstanding shares of Class A Voting Common Stock, Class B Nonvoting Common Stock, Class A Nonvoting Convertible Preferred Stock, Class B Voting Convertible Preferred Stock and Class C Nonvoting Convertible Preferred Stock into shares of common stock upon this offering;

  •
  a      -for-      stock split in the form of a stock dividend (in the amount of            shares of common stock for every outstanding share of common stock) on all outstanding shares of common stock immediately following the conversion described above; and

  •
  the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $        per share and the receipt of the estimated $            in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        All accumulated and unpaid dividends on our preferred stock will be extinguished without being paid upon this offering.

        You should read the information below in conjunction with the financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of November 1, 2003
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$995	$

Short term debt	111,588
Long-term debt, including current portion	9,885		—
Shareholders' equity(1):
Undesignated preferred stock, par value $0.01 per share: 297,668 shares authorized, no shares issued or outstanding, actual, and shares authorized, no shares issued or outstanding, as adjusted	—		—
Class A Voting Common Stock, par value $0.01 per share: 1,000,000 shares authorized, 17,010 shares issued and outstanding, actual, and no shares authorized, issued or outstanding, as adjusted
Class B Nonvoting Common Stock, par value $0.01 per share: 100,000 shares authorized, 13,404 shares issued and outstanding, actual, and no shares authorized, issued or outstanding, as adjusted
Class A Nonvoting Convertible Preferred Stock, par value $0.01 per share: 50,000 shares authorized, issued and outstanding, actual, and no shares authorized, issued or outstanding, as adjusted
Class B Voting Convertible Preferred Stock, par value $0.01 per share: 34,725 shares authorized, issued and outstanding, actual, and no shares authorized, issued or outstanding, as adjusted
Class C Nonvoting Convertible Preferred Stock, par value $0.01 per share: 117,607 shares authorized, issued and outstanding, actual, and no shares authorized, issued or outstanding, as adjusted
Total for Class A Voting Common Stock, Class B Nonvoting Common Stock, Class A Nonvoting Convertible Preferred Stock, Class B Voting Convertible Preferred Stock and Class C Nonvoting Convertible Preferred Stock	2		—
Common Stock, par value $0.01 per share: no shares authorized, actual, and shares authorized and shares issued and outstanding, as adjusted	—
Additional paid-in capital	95,334
Notes receivable from shareholders	(4,100)		(4,100)
Accumulated deficit	(34,210)		(34,210)

Total shareholders' equity	57,026

Total capitalization (excluding cash)	$178,499	$

(1)
The table above excludes:

•
7,054 shares of common stock reserved for issuance upon exercise of currently outstanding stock options under our 2002 Stock Option Plan, of which no shares are currently exercisable, and 446 shares of common stock available for future grants under our 2002 Stock Option Plan, none of which we intend to grant;

•
29,636 shares of common stock reserved for issuance upon exercise of currently outstanding stock options issued outside of our 2002 Stock Option Plan and 2004 Omnibus Stock Plan; and

•
67,000 shares of common stock available for future grants of awards under our 2004 Omnibus Stock Plan, subject to shareholder approval of this plan, up to 33,000 of which we intend to use for grants of stock options to our management, employees and consultants effective upon completion of this offering with an exercise price equal to the offering price.

  See "Management — Employee Incentive Plans" for a description of our equity incentive compensation plans, including our options.

DILUTION

        Our pro forma net tangible book value as of January 31, 2004 was approximately $        , or $        per share of common stock. Pro forma net tangible book value per share of common stock represents total tangible assets reduced by our total liabilities and divided by the pro forma number of shares of common stock outstanding, assuming the conversion of all outstanding preferred stock and common stock into a single class of common stock and a      -for-      stock split in the form of a stock dividend on all outstanding shares of common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

        After giving effect to our sale of            shares of common stock in this offering at an assumed initial public offering price of $        per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of January 31, 2004 would have been approximately $        , or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing shareholders and immediate dilution of $        per share to you.

        The following table sets forth on a pro forma basis as of January 31, 2004, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing shareholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $        per share.

Assumed initial public offering price per share	$

Pro forma net tangible book value per share as of January 31, 2004	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$

        The following table sets forth on a pro forma basis as of January 31, 2004, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing shareholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $        per share.

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders	238,693%			$136,017,000%			$570
New investors			%			%

Total		100%			$100%

        This table assumes that no options were exercised after January 31, 2004. As of January 31, 2004, there were outstanding options to purchase a total of 33,261 shares of common stock at a weighted average exercise price of approximately $245 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

        You should read the selected financial data presented below in conjunction with the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected financial data presented below under the heading "Statement of Operations Data" for the years ended January 27, 2001, February 2, 2002 and February 1, 2003 and the selected financial data presented below under the heading "Balance Sheet Data" as of February 2, 2002 and February 1, 2003 have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" for the years ended and as of January 2, 1999 and January 1, 2000 and the selected financial data presented below under the heading "Balance Sheet Data" for the year ended January 27, 2001 are unaudited, have been derived from our internal records of our operations and have been prepared on the same basis as our annual financial statements. The selected financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" for the 39 weeks ended and as of November 2, 2002 and November 1, 2003 are unaudited, have been derived from the unaudited financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our annual financial statements. In the opinion of management, the unaudited selected financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. The unaudited selected financial data presented below under the heading "Operating Data," for all periods other than the years ended January 2, 1999 and January 1, 2000, have been derived from our internal records of our operations, except with respect to gross profit as a percentage of sales which is derived from our audited or unaudited financial statements included elsewhere in this prospectus. The operating data for the years ended January 2, 1999 and January 1, 2000 have been derived from our internal records of our operations. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 of "Notes to Financial Statements" for a description of the method used to compute basic and diluted net earnings (loss) per share.

	Fiscal Year Ended(1)					39 Weeks Ended
	January 2, 1999	January 1, 2000	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
	(in thousands, except per share data)
Statement of Operations Data
Sales	$171,444	$195,366	$243,556	$314,452	$357,441	$233,599	$307,453
Cost of goods sold	138,690	147,714	182,103	243,088	272,033	180,484	236,151

Gross profit	32,754	47,652	61,453	71,364	85,408	53,115	71,302
Operating expenses:
Store operating expenses	31,777	33,888	41,786	56,576	66,517	45,778	57,892
General and administrative expenses	11,421	13,569	16,597	16,181	20,864	14,733	16,852
Pre-opening expenses	71	1,536	3,005	4,485	644	464	4,384

Operating income (loss)	(10,515)	(1,341)	65	(5,878)	(2,617)	(7,860)	(7,826)
Net interest expense	4,216	4,880	7,283	4,821	7,314	5,606	3,423

Loss before income taxes	(14,731)	(6,221)	(7,218)	(10,699)	(9,931)	(13,466)	(11,249)
Income tax provision (benefit)	—	—	—	(2,274)	2,274	—	—

Net loss	$(14,731)	$(6,221)	$(7,218)	$(8,425)	$(12,205)	$(13,466)	$(11,249)

Loss per common share:
Basic and diluted	$(585)	$(315)	$(374)	$(593)	$(913)	$(823)	$(789)

	Fiscal Year Ended(1)					39 Weeks Ended
	January 2, 1999	January 1, 2000	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
	(dollars in thousands, except per square foot data)
Operating Data
Comparable store sales increase (decrease)(2)	4.3%	2.7%	0.1%	(4.6)%	2.9%	(2.1)%	11.1%
Number of stores at end of period	26	31	39	55	57	57	64
Total square feet at end of period	848,665	1,006,082	1,230,210	1,717,529	1,779,689	1,779,689	2,485,223
Sales per square foot(3)	$202	$213	$220	$211	$203	$134	$155
Gross profit as a percentage of sales	19.1%	24.4%	25.2%	22.7%	23.9%	22.7%	23.2%
Operating margin(4)	(6.1)%	(0.7)%	0.0%	(1.9)%	(0.7)%	(3.4)%	(2.5)%
EBITDA(5)	$(7,755)	$2,059	$3,997	$(251)	$3,812	$(3,066)	$(2,529)
	As of
	January 2, 1999	January 1, 2000	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$292	$354	$471	$575	$591	$587	$995
Inventories, net	47,686	62,795	81,852	95,390	109,962	128,642	232,977
Total assets	76,480	96,771	122,246	150,397	161,347	186,334	309,555
Borrowings under credit facility	52,280	68,961	46,983	37,906	45,147	60,940	111,588
Notes payable to affiliate, including current maturities	—	—	—	55,494	—	—	9,885
Total shareholders' equity	$(18)	$(6,238)	$34,296	$25,871	$68,275	$12,405	$57,026

(1)
We changed our fiscal year end in 2001 from the Saturday closest to the end of December to the Saturday closest to the end of January, electing a 52/53 week fiscal year. The fiscal years ended January 2, 1999, January 1, 2000, January 27, 2001 and February 1, 2003 included 52 weeks. The fiscal year ended February 2, 2002 included 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference. Our fiscal year change occurred in connection with our conversion from a limited liability company to a C-corporation in December 2000. We were not subject to income taxation for the periods during which we were a limited liability company.

(2)
A store is included in the comparable store base in its fourteenth full month of operations. A relocated store is returned to the comparable store base in its fourteenth full month of operations following relocation.

(3)
Calculated based on the weighted average of the gross square footage in the period, which includes office, storage and receiving areas that comprise approximately 20% of total square footage.

(4)
Calculated based on operating income (loss) and sales for the period.

(5)
EBITDA consists of net loss plus net interest expense, plus income tax provision or minus income tax benefit and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net loss, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

  We believe EBITDA is useful to an investor in evaluating our operating performance because:

    •
    it is a widely accepted financial indicator of a company's ability to service its debt and we are required to comply with certain EBITDA covenants under our credit facility;

    •
    it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

    •
    it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

  Our management uses EBITDA:

    •
    as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

    •
    in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management.

  The following table provides a reconciliation of net loss to EBITDA:

	Fiscal Year Ended					39 Weeks Ended
	January 2, 1999	January 1, 2000	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
	(unaudited; in thousands)
Net loss	$(14,731)	$(6,221)	$(7,218)	$(8,425)	$(12,205)	$(13,466)	$(11,249)
Income tax provision (benefit)	—	—	—	(2,274)	2,274	—	—
Net interest expense	4,216	4,880	7,283	4,821	7,314	5,606	3,423
Depreciation and amortization	2,760	3,400	3,932	5,627	6,429	4,794	5,297

EBITDA	$(7,755)	$2,059	$3,997	$(251)	$3,812	$(3,066)	$(2,529)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        The Gander Mountain brand name has a long heritage and strong appeal to outdoor lifestyle customers given the brand's 36 year history as a nationwide catalog operation from 1960 to 1996, which by 1996 was augmented with 17 retail stores. In 1996 and 1997 Holiday Companies, which at the time owned and operated a group of retail sporting goods stores, acquired these Gander Mountain retail stores, formed our company and began to build a new outdoor lifestyle business. We have expanded our store base from 26 stores in 1997 to our current 65 Gander Mountain stores in nine states.

        We have built our business by offering our customers a broad and deep assortment of national, regional and owned brand hunting, fishing and camping equipment, accessories and related technical apparel and footwear at a low price, accompanied by knowledgeable customer service. Our success will depend on our ability to grow our business by building new stores and by increasing sales in our existing stores.

        We have embarked on a series of strategic and operating initiatives aimed at improving our merchandise offerings, enhancing profitability and accelerating new store openings. We are transforming our market position from a traditional specialty store to a larger format, category-focused store by opening new larger format stores and increasing the selling space within our existing stores. The larger format strategy has allowed us to offer our customers a broader and deeper assortment of merchandise. These improvements, along with our "every day low price" policy, have driven sales at new stores and had a positive impact on comparable store sales in recent quarters.

        We believe that the overall growth of our business will allow us to generally maintain or increase our gross margins. Increased merchandise volumes enable us to improve our purchasing leverage and achieve greater support throughout the supply chain. Our gross margins are also influenced by the mix of merchandise in our total sales. We believe the combination of increased sales volumes and improved labor scheduling within our stores allows us to better leverage payroll and other store operating expenses.

        Identification of appropriate new store sites is essential to our growth strategy. We believe our focus on our larger store size and our flexible real estate strategy provide us with increased opportunities to find optimal real estate locations on attractive terms. During fiscal 2000, fiscal 2001, fiscal 2002 and the 39 weeks ended November 1, 2003, we opened ten, seventeen, two and nine stores, respectively, including new stores and store relocations.

        In anticipation of our accelerated growth plans, we have made significant investments in infrastructure, including our information systems, distribution capabilities and management ranks. These investments included an enterprise-wide merchandising and distribution system from Retek and a financial system from Oracle implemented in fiscal 2000. Our current infrastructure facilitates the opening of stores at a greater rate, which we believe enables us to leverage our expenses.

Results of Operations

        The following table presents for the periods indicated selected items in the consolidated statements of income as a percentage of our sales:

	Fiscal Year Ended(1)			39 Weeks Ended
	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
Statement of Operations Data
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	74.8%	77.3%	76.1%	77.3%	76.8%

Gross profit	25.2%	22.7%	23.9%	22.7%	23.2%

Operating expenses:
Store operating expenses	17.2%	18.0%	18.6%	19.6%	18.8%
General and administrative expenses	6.8%	5.1%	5.8%	6.3%	5.5%
Pre-opening expenses	1.2%	1.4%	0.2%	0.2%	1.4%

Operating income (loss)	0.0%	(1.9)%	(0.7)%	(3.4)%	(2.6)%
Net interest expense	3.0%	1.5%	2.0%	2.4%	1.1%

Loss before income taxes	(3.0)%	(3.4)%	(2.8)%	(5.8)%	(3.7)%
Income tax provision (benefit)	0.0%	(0.7)%	0.6%	0.0%	0.0%

Net loss	(3.0)%	(2.7)%	(3.4)%	(5.8)%	(3.7)%

(1)
Our fiscal year is a 52/53 week fiscal year ending on the Saturday closest to the end of January. The fiscal year ended January 27, 2001, our fiscal 2000, and the fiscal year ended February 1, 2003, our fiscal 2002, included 52 weeks. The fiscal year ended February 2, 2002, our fiscal 2001, included 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference.

        Sales consist of sales from comparable stores, new stores and non-comparable stores. A store is included in the comparable store base in its fourteenth full month of operations. A relocated store returns to the comparable store base in its fourteenth full month after relocation. New store sales include sales from stores we opened during the current period. Non-comparable store sales include sales in the current period from our stores opened during the previous fiscal year before they have begun their fourteenth month of operation.

        Cost of goods sold includes the cost of merchandise, freight, distribution, inventory shrinkage and store occupancy costs. Store occupancy costs include rent, real estate taxes and common area maintenance charges.

        Store operating expenses include store associate payroll, taxes and fringe benefits, advertising, maintenance, utilities, depreciation, insurance, bank and credit card charges and other store level expenses.

        General and administrative expenses include all expenses associated with operating our corporate headquarters.

        Pre-opening expenses consist primarily of payroll, recruiting, advertising and other costs incurred prior to a new store opening.

39 Weeks Ended November 1, 2003 Compared to 39 Weeks Ended November 2, 2002

        Sales.    Sales increased by $73.9 million, or 31.6%, to $307.5 million for the 39 weeks ended November 1, 2003 from $233.6 million for the 39 weeks ended November 2, 2002. The increase in sales resulted from an increase in comparable store sales of $25.5 million, or 11.1%, and sales from nine stores, including seven new stores and two relocated stores, opened during the 39 weeks ended

November 1, 2003. The increase in comparable store sales was primarily attributable to sales increases in our hunting category led by consistently strong performance in our firearms department. Sales performance was enhanced by the launch of our co-branded credit card in September 2003, which provided us with fees, included a one-time customer discount on merchandise purchases and provided customers with a new financing option. These increases were partially offset by lower sales in the apparel and footwear categories due to unseasonably cool and wet weather in the first quarter of fiscal 2002 and lower fishing rod and reel sales.

        Gross Profit.    Gross profit increased by $18.2 million, or 34.3%, to $71.3 million for the 39 weeks ended November 1, 2003 from $53.1 million for the 39 weeks ended November 2, 2002. Gross profit as a percentage of sales increased to 23.2% for the 39 weeks ended November 1, 2003 from 22.7% for the 39 weeks ended November 2, 2002. The increase was due primarily to enhanced vendor programs associated with opening new stores and lower occupancy costs as a percentage of sales. These increases were partially offset by reduced sales in the higher margin apparel and footwear categories and increased sales in the lower margin firearms category.

        Store Operating Expenses.    Store operating expenses increased by $12.1 million, or 26.4%, to $57.9 million for the 39 weeks ended November 1, 2003 from $45.8 million for the 39 weeks ended November 2, 2002. Store operating expenses as a percentage of sales decreased to 18.8% for the 39 weeks ended November 1, 2003 from 19.6% for the 39 weeks ended November 2, 2002. The decrease was primarily due to reduced payroll and net advertising expenses as a percentage of sales, as a result of our comparable store sales increases and improved labor scheduling in our stores.

        General and Administrative Expenses.    General and administrative expenses increased by $2.2 million, or 15.0%, to $16.9 million for the 39 weeks ended November 1, 2003 from $14.7 million for the 39 weeks ended November 2, 2002. General and administrative expenses as a percentage of sales decreased to 5.5% for the 39 weeks ended November 1, 2003 from 6.3% for the 39 weeks ended November 2, 2002 due to sales growth outpacing increases in corporate infrastructure expenses.

        Pre-opening Expenses.    Pre-opening expenses increased by $3.9 million to $4.4 million for the 39 weeks ended November 1, 2003 from $0.5 million for the 39 weeks ended November 2, 2002. The increase in pre-opening expenses was due to the opening of seven new and two relocated stores during the 39 weeks ended November 1, 2003, compared to the opening of two new stores during the 39 weeks ended November 2, 2002.

        Net Interest Expense.    Net interest expense decreased by $2.2 million, or 39.3%, to $3.4 million for the 39 weeks ended November 1, 2003 from $5.6 million for the 39 weeks ended November 2, 2002. The decrease in net interest expense resulted from Holiday Companies' conversion of a note payable into shares of our preferred stock in February 2003 and lower borrowing rates under our credit facility. The reduction in interest expense was partially offset by higher average borrowings under our credit facility.

        Net Loss.    As a result of the above factors, net loss decreased by $2.3 million, or 17.0%, to $11.2 million for the 39 weeks ended November 1, 2003 from a net loss of $13.5 million for the 39 weeks ended November 2, 2002.

Fiscal Year Ended February 1, 2003 (52 Weeks) Compared to Fiscal Year Ended February 2, 2002 (53 Weeks)

        Sales.    Sales increased by $42.9 million, or 13.6%, to $357.4 million in fiscal 2002 from $314.5 million in fiscal 2001. The increase in sales resulted primarily from the full year impact of the 17 new stores opened in fiscal 2001. Sales from two new stores opened during fiscal 2002 and an increase in 52 week comparable store sales of $8.5 million, or 2.9%, also contributed to this increase. The overall increase in comparable store sales in fiscal 2002 was attributable to a fourth quarter increase in comparable store sales of $12.5 million, or 12.0%, primarily due to improved merchandise in-stock positions and improved communication of our value proposition to our store associates and customers.

        Gross Profit.    Gross profit increased by $14.0 million, or 19.6%, to $85.4 million in fiscal 2002 from $71.4 million in fiscal 2001. Gross profit as a percentage of sales increased to 23.9% for fiscal 2002 from 22.7% for fiscal 2001. The increase was due primarily to improvements in utilizing our merchandising and distribution systems, which were implemented in December 2000. The margin improvement in fiscal 2002 was partially offset by increased occupancy costs as a percentage of sales due to the number of new store openings during the second half of fiscal 2001 when sales volume is highest.

        Store Operating Expenses.    Store operating expenses increased by $9.9 million, or 17.5%, to $66.5 million in fiscal 2002 from $56.6 million in fiscal 2001. Store operating expenses as a percentage of sales increased to 18.6% in fiscal 2002 from 18.0% in 2001. The increase was primarily due to increased payroll related expenses, the largest component of which was increased health insurance costs.

        General and Administrative Expenses.    General and administrative expenses increased by $4.7 million, or 29.0%, to $20.9 million in fiscal 2002 from $16.2 million in fiscal 2001. General and administrative expenses as a percentage of sales increased to 5.8% in 2002 from 5.1% in fiscal 2001. The increase was primarily due to a reduction in our estimate of our unredeemed gift certificate liability in fiscal 2001 and increased payroll related expenses in fiscal 2002 primarily consisting of increased health insurance costs and separation pay incurred as the result of administrative restructurings and management changes.

        Pre-opening Expenses.    Pre-opening expenses decreased by $3.9 million, or 86.7%, to $0.6 million in fiscal 2002 from $4.5 million in fiscal 2001 due to the opening of two new stores in fiscal 2002 compared to the opening of 17 new stores in fiscal 2001.

        Net Interest Expense.    Net interest expense increased by $2.5 million, or 52.1%, to $7.3 million in fiscal 2002 from $4.8 million in fiscal 2001. The increase in net interest expense resulted from higher average borrowings under our credit facility in fiscal 2002 and a higher average rate on these borrowings.

        Income Tax Provision (Benefit).    Income tax provision was $2.3 million in fiscal 2002 compared to an income tax benefit of $2.3 million in fiscal 2001. As a result of our continuing operating losses, we recorded a valuation allowance in fiscal 2002 for the entire balance of the net deferred tax asset created in fiscal 2001.

        Net Loss.    As a result of the above factors, net loss increased by $3.8 million, or 45.2%, to $12.2 million in fiscal 2002 from $8.4 million in fiscal 2001.

Fiscal Year Ended February 2, 2002 (53 Weeks) Compared to Fiscal Year Ended January 27, 2001 (52 Weeks)

        Sales.    Sales increased by $70.9 million, or 29.1%, to $314.5 million in fiscal 2001 from $243.6 million in fiscal 2000. The increase in sales from the opening of 17 new stores in fiscal 2001 and the full year impact of ten new stores opened in fiscal 2000 was partially offset by a 52 week comparable store sales decrease of $10.5 million, or 4.6%, and the closing of one store. Comparable store sales decreased primarily due to difficulties encountered in utilizing our new merchandising and distribution systems implemented in December 2000 and unusually mild weather during the fourth quarter of fiscal 2001 affecting sales of men's outerwear and footwear.

        Gross Profit.    Gross profit increased by $9.9 million, or 16.1%, to $71.4 million in fiscal 2001 from $61.5 million in fiscal 2000. Gross profit as a percentage of sales decreased to 22.7% for fiscal 2001 from 25.2% for fiscal 2000. The decrease was due primarily to the factors affecting comparable store sales in fiscal 2001, which resulted in merchandise markdowns as well as increased distribution center operating costs.

        Store Operating Expenses.    Store operating expenses increased by $14.8 million, or 35.4%, to $56.6 million in fiscal 2001 from $41.8 million in fiscal 2000. Store operating expenses as a percentage of sales increased to 18.0% in fiscal 2001 from 17.2% in fiscal 2000. The increase was primarily due to increased payroll and net advertising expenses as a percentage of sales as a result of sales declines at our comparable stores.

        General and Administrative Expenses.    General and administrative expenses decreased by $0.4 million, or 2.4%, to $16.2 million in fiscal 2001 from $16.6 million in fiscal 2000. General and administrative expenses as a percentage of sales decreased to 5.1% in fiscal 2001 from 6.8% in fiscal 2000. The decrease was primarily due to sales growth outpacing increases in corporate infrastructure expenses, reduced bonuses, a reduction in our estimate of our unredeemed gift certificate liability and a reduction in consulting expense in fiscal 2001 compared to fiscal 2000 when our new merchandise and distribution systems were implemented.

        Pre-opening Expenses.    Pre-opening expenses increased by $1.5 million, or 50.0%, to $4.5 million in fiscal 2001 from $3.0 million in fiscal 2000 due to the opening of 17 new stores in 2001 compared to the opening of ten new stores in fiscal 2000.

        Net Interest Expense.    Net interest expense decreased by $2.5 million, or 34.2%, to $4.8 million in fiscal 2001 from $7.3 million in fiscal 2000. The decrease in net interest expense resulted from lower average borrowings due to a $50 million equity investment received in December 2000, as well as lower average interest rates under our credit facility.

        Income Tax Provision (Benefit).    Income tax benefit was $2.3 million in fiscal 2001 compared to no income tax provision or benefit in fiscal 2000. We recorded a net deferred tax asset in fiscal 2001 as we believed that the asset would be realized based on future income tax strategies.

        Net Loss.    As a result of the above factors, net loss increased by $1.2 million, or 16.7%, to $8.4 million in fiscal 2001 from $7.2 million in fiscal 2000.

Quarterly Results of Operations and Seasonality

        The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2001 and 2002 and the first three quarters of fiscal 2003. The unaudited quarterly information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information shown.

	Fiscal 2001				Fiscal 2002				Fiscal 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(dollars and square feet in thousands)
Sales	$43,820	$63,303	$92,352	$114,977	$61,701	$71,382	$100,517	$123,841	$69,427	$94,821	$143,205
Gross profit	7,473	14,253	22,107	27,531	10,680	17,076	25,358	32,294	12,123	22,250	36,929
Operating income (loss)	(9,794)	(3,646)	522	7,040	(8,130)	(2,646)	2,916	5,243	(10,431)	(3,147)	5,752
Net income (loss)	(10,746)	(4,719)	(736)	7,776	(9,907)	(4,533)	974	1,261	(11,247)	(4,388)	4,386
Stores open at quarter end	44	46	54	55	56	56	57	57	59	62	64
Comparable store sales increase (decrease)	(7.0)%	(8.0)%	(0.5)%	(5.2)%	1.9%	(1.9)%	(4.3)%	12.0%	3.8%	15.5%	12.5%
Total square feet at end of period	1,375	1,437	1,686	1,718	1,749	1,749	1,780	1,780	1,921	2,166	2,485

        Our quarterly operating results may fluctuate significantly because of several factors, including the timing of new store openings and related expenses, profitability of new stores, weather conditions and general economic conditions. Our business is also subject to seasonal fluctuation, with the highest sales activity normally occurring during the third and fourth quarters of our fiscal year, which are primarily associated with the fall hunting seasons and the holiday season. Our customers' demand for our products and therefore our sales, can be significantly impacted by unseasonable weather conditions that affect outdoor activities and the demand for related apparel and equipment.

        In the past, our pre-opening expenses have varied significantly from quarter to quarter primarily due to the timing of store openings. We typically incur most pre-opening expenses for a new store during the two months immediately preceding, and the month of, its opening. In addition, our labor and operating costs for a newly opened store are materially greater during the first one to two months of operation than what can be expected after that time, both in aggregate dollars and as a percentage of sales. Accordingly, the volume and timing of new store openings in any quarter has had and is expected to continue to have a significant impact on quarterly pre-opening costs and store labor and operating expenses. Due to these factors, results for any particular quarter may not be indicative of results to be expected for any other quarter or for a full fiscal year.

Liquidity and Capital Resources

        Our primary capital requirements are for inventory, capital improvements and pre-opening expenses to support our new store growth plans. Our main sources of liquidity have been equity investments by, and advances from, Holiday Companies and borrowings under our credit facility.

        The following chart summarizes the principal elements of our cash flow for the past three fiscal years and interim periods.

	Cash Flow Summary
	Fiscal 2000	Fiscal 2001	Fiscal 2002	39 Weeks Ended November 2, 2002	39 Weeks Ended November 1, 2003
	(in thousands)
Net cash provided by (used in) operating activities	$(9,450)	$(32,125)	$4,625	$(12,817)	$(58,125)
Net cash used in investing activities	(10,398)	(13,693)	(6,850)	(5,205)	(17,797)
Net cash provided by financing activities:
Proceeds (repayments) from Holiday Companies' equity investments and advances, net	50,000	55,000	(5,000)	(5,000)	9,885
Net proceeds (repayments) under credit facility	(28,983)	(9,078)	7,241	23,034	66,441
Repayment of long term debt	(1,054)	—	—	—	—

Total net cash provided by financing activities	$19,963	$45,922	$2,241	$18,034	$76,326

        Net cash used in operating activities was $58.1 million in the 39 weeks ended November 1, 2003 and $12.8 million in the 39 weeks ended November 2, 2002. Net cash provided by operating activities was $4.6 million in fiscal 2002 compared to net cash used in operating activities of $32.1 million in fiscal 2001 and $9.4 million in fiscal 2000. The increase in net cash used in operating activities in the 39 weeks ended November 1, 2003 compared to the 39 weeks ended November 2, 2002 primarily reflects increased inventory levels to support the additional nine stores opened during the later period, as well as to support enhanced customer service by strengthening our inventory position. The increase to net cash provided by operating activities in fiscal 2002 from net cash used in operating activities in fiscal 2001 primarily reflects our decision not to significantly increase our inventory levels during fiscal 2002 while we were obtaining improved payment terms. The increase in net cash used in operating activities in fiscal 2001 compared to fiscal 2000 primarily reflects our opening of 17 stores in fiscal 2001.

        Net cash used in investing activities was $17.8 million in the 39 weeks ended November 1, 2003 and $5.2 million in the 39 weeks ended November 2, 2002. Net cash used in investing activities was $6.9 million in fiscal 2002, $13.7 million in fiscal 2001 and $10.4 million in fiscal 2000. Net cash used in investing activities consists entirely of purchases of property and equipment. We use cash for tenant improvements and equipment to open new and relocated stores and to remodel and upgrade existing stores. Net cash used in investing activities varied in the periods presented based on the number of stores opened during the period. Purchases of property and equipment also includes purchases of information technology systems and expenditures for our distribution facility and our corporate headquarters.

        Net cash provided by financing activities was $76.3 million in the 39 weeks ended November 1, 2003 and $18.0 million in the 39 weeks ended November 2, 2002. This increase was necessary to fund our increased inventory levels and purchases of property and equipment. Net cash provided by financing activities was $2.2 million in fiscal 2002, $45.9 million in fiscal 2001 and $20.0 million in fiscal 2000. Net cash provided by financing activities varied during these fiscal years based primarily on the number of stores opened during the period and the resulting changes in inventory levels and purchases of property and equipment.

        During fiscal 2000, Holiday Companies invested $50.0 million in our company in the form of preferred stock. During fiscal 2001, Holiday Companies advanced an additional $55.0 million to us in the form of subordinated debt of which $50.0 million plus accrued interest of approximately $4.6 million was converted into preferred stock in fiscal 2002. The remaining $5.0 million was repaid by us during fiscal 2002. During the 39 weeks ended November 1, 2003, Holiday Companies advanced an additional $10.0 million to us of which $115,000 has been repaid as of November 1, 2003. It is anticipated that the remaining $9.9 million will be repaid with the proceeds of this offering.

        To meet our liquidity and capital needs, we entered into a credit facility with Fleet Retail Finance in fiscal 2001. This credit facility currently provides for revolving loans in an aggregate amount of up to $175.0 million including up to $35.0 million in the form of letters of credit. The facility can be increased to $200.0 million if we are not in default under the agreement. The actual availability under our credit facility is limited to the lesser of, on average, 65% of our eligible inventory or 85% of our inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Outstanding borrowings on the credit facility, as of January 27, 2001, February 2, 2002, February 1, 2003 and November 1, 2003 were $47.0 million, $37.9 million, $45.1 million and $111.6 million, respectively. Our total remaining borrowing capacity under the credit facility, after subtracting letters of credit, as of January 27, 2001, February 2, 2002, February 1, 2003 and November 1, 2003 was $3.0 million, $13.6 million, $8.4 million and $8.8 million, respectively. Interest on the outstanding indebtedness under the credit facility currently accrues at the lender's prime commercial lending rate plus 0% to 1% depending on our earnings before interest, taxes and depreciation or, if we elect, at the one, two, three or six month LIBOR plus 1.75% to 2.5% depending on our earnings before interest, taxes and depreciation. Our obligations under the credit facility are secured by interests in substantially all of our assets. The credit facility expires June 30, 2007.

        The credit facility contains financial and other covenants that, among other matters, require us to maintain certain financial ratios, restrict our ability to incur substantial other indebtedness or create certain liens. In addition, the facility restricts our ability to engage in mergers and acquisitions, sell assets, enter into certain capital leases or make junior payments, including cash dividends. As of the date of this prospectus, we were in compliance with all of the facility's covenants.

        It is anticipated that after payment of the debt to Holiday Companies referred to above, the remaining net proceeds of this offering will be used to reduce the outstanding amounts under our credit facility.

        Our future capital requirements will depend on the number of new stores we open and the timing of those openings within a given fiscal year. These requirements will include costs directly related to building new stores and may also include costs necessary to ensure that our infrastructure is able to support a larger store base. We plan to open 13 to 15 stores in fiscal 2004, including one to three relocated stores. In fiscal 2004, we expect our capital expenditures to be approximately $30 million to $35 million, substantially all of which will relate to planned store openings in fiscal 2004. We believe that cash flows from operations and funds available under our credit facility will be sufficient to satisfy our capital requirements for at least the next 12 months.

Interest Rate Risk

        Our earnings are affected by changes in interest rates due to the impact those changes have on our interest income from cash equivalents and our interest expense on borrowings under our credit facility. We had approximately $1.0 million of cash and cash equivalents on November 1, 2003. Our floating rate indebtedness was approximately $111.6 million at November 1, 2003 and $45.1 million at February 1, 2003. If short-term floating interest rates increased by 100 basis points during fiscal 2002, our interest expense would have increased by approximately $0.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on our average amount of floating rate indebtedness outstanding and cash equivalents balances for the one-year period ended February 1, 2003.

Impact of Inflation

        We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended February 1, 2003 or the 39 weeks ended November 1, 2003. We cannot assure you that inflation will not have an adverse impact on our operating results and financial condition in future periods.

Contractual Obligations

        The following table contains supplemental information regarding our total contractual obligations as of November 1, 2003.

	Payments due by pay period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt, including current maturities	$9,885	$185	$8,008	$435	$1,257
Operating leases	286,253	24,186	48,954	47,382	165,731
Purchase obligations	61,042	60,266	776	—	—

Total	$357,180	$84,637	$57,738	$47,817	$166,988

        Our purchase obligations reflected in the table above relate primarily to purchases of inventory in the ordinary course of business under binding purchase orders and also include construction and marketing related commitments.

Impact of Recent Accounting Pronouncements

SFAS No. 146

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after February 2, 2003. The adoption of SFAS No. 146 has not had, and is not expected to have, a material impact on our financial position or results of operations.

FIN 46

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which requires the consolidation of and disclosures about variable interest entities, or VIEs. VIEs are entities for which control is achieved through means other than voting rights. FIN 46 has not had, and is not expected to have, a material impact on our financial position or results of operations.

Critical Accounting Policies and Use of Estimates

        Our financial statements are prepared in accordance with generally accepted accounting principles. In connection with the preparation of the financial statements, we are required to make assumptions, make estimates and apply judgment that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time the consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with generally accepted accounting principles. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

        Our significant accounting policies are discussed in Note 1 of the Notes to our financial statements included elsewhere in this prospectus. We believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results.

Inventory Valuation

        We maintain inventory at the lower of cost or market. We reduce inventory costs for estimates of vendor allowances, such as rebates and volume allowances. Markdown reserves are established based primarily on forecasted consumer demand, inventory aging and obsolescence. If our estimates regarding consumer demand are inaccurate or other changes impact demand for certain products in an unforeseen manner, we may be exposed to losses in excess of our established reserves that could be material.

        We also establish inventory loss reserves. Independent physical inventory counts are taken annually to ensure the amounts reflected in our financial statements are properly stated. During the interim period between physical inventory counts, we accrue for anticipated physical inventory losses on a location-by-location basis, based on a number of factors, including historical results. If our estimates regarding inventory losses are inaccurate, we may be exposed to losses in excess of our established reserves that could be material.

        We are not aware of any events or changes in demand or price that would indicate to us that our inventory valuation may be too high at this time.

Insurance

        We retain a portion of the risk related to certain general liability, workers' compensation, property loss and employee medical and dental claims. Liabilities associated with these losses are calculated for claims filed, and claims incurred but not yet reported, at our estimate of their ultimate cost, based upon analysis of historical data and actuarial estimates. Our expected loss accruals are based on estimates, and while we believe the amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

Valuation of Long-Lived Assets

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by us to be generated by these assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

        Our impairment loss calculation contains uncertainty because management must use judgment to forecast estimated fair values and to determine the useful lives of the assets. If actual results are not consistent with our assumptions and estimates regarding these factors, we may be exposed to losses that could be material. We are not aware of any events or changes in circumstances that would indicate to us that our long-lived assets are over-valued or that would require an impairment consideration at this time.

Costs Associated with Exit Activities

        The calculation of our location closing liability requires us to make assumptions and to apply judgment regarding the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments and the amount and timing of potential future sublease income.

        When making these assumptions, we consider a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions. If actual results are not consistent with our assumptions and judgments, we may be exposed to additional charges that could be material. We are not aware of any events or changes in circumstances that would indicate to us that our long-lived assets are over-valued or that would require an impairment consideration at this time.

BUSINESS

Our Company

        We are a leading specialty retailer offering a broad assortment of competitively priced merchandise that caters to the needs of outdoor lifestyle enthusiasts, with a particular focus on hunting, fishing and camping. Our brand name has a 43 year heritage of strong appeal and relevance to consumers who participate in outdoor sports and recreation activities. Our core strategy and focus is to provide our target customer with a unique retail experience founded upon our "We Live Outdoors" culture and theme. We believe that our stores offer the broadest and deepest assortment of high quality, competitively priced national, regional and owned brand outdoor equipment, accessories, apparel and footwear in our markets. We seek to combine this dominant product offering with a unique store environment and superior customer service based on our store associates' extensive product knowledge and outdoor-related experience. We have expanded our store base from 26 stores in 1997 to our current base of 65 Gander Mountain outdoor lifestyle stores in nine states — Illinois, Indiana, Iowa, Michigan, Minnesota, New York, Ohio, Pennsylvania and Wisconsin.

        We have embarked on a series of strategic and operating initiatives aimed at improving our merchandise offerings, enhancing profitability and accelerating new store openings. We are transforming our market position from a traditional specialty store to a larger format, category-focused store by opening new larger format stores and increasing the selling space within our existing stores. Our new larger format stores, which range from 50,000 to 100,000 square feet, have a warehouse-style shopping environment characterized by concrete floors, open-bar joist ceilings, high-density racking and wide aisles, which reinforces our overall value proposition to our customers and enables us to substantially increase the breadth and depth of our product offerings. We currently have eight larger format stores, the first of which opened in March 2003. We believe that our extensively merchandised larger store format, combined with convenient locations and high quality customer service, differentiates us from our primary competitors and will enable us to become the premier retailer in the outdoor lifestyle sector.

        We operate in a large, highly fragmented industry, which we believe is currently underserved at the retail level. According to the National Survey of Fishing, Hunting and Wildlife-Associated Recreation, $108 billion was spent in the United States on outdoor-related activity in 2001, of which $64 billion was spent on equipment. We believe that the current U.S. market for the merchandise which we offer — hunting, fishing and camping equipment, related technical apparel and footwear, and ATVs — is in excess of $30 billion annually.

Our History

        Founded in Wilmot, Wisconsin in 1960 as a catalog operation, the original owner of the Gander Mountain brand name developed one of the largest outdoor catalogs in the United States with significant name recognition and brand equity within the outdoor lifestyle sector. The core catalog business was augmented with a retail store presence, until the owner sold its Gander Mountain catalog operations in 1996. In 1996 and 1997, Holiday Companies, which at the time owned and operated 10 retail sporting goods stores, acquired the 17 existing Gander Mountain retail stores and began to leverage the historic Gander Mountain brand to build a new outdoor lifestyle business.

        In combination with our recent strategic and operating initiatives and expansion of our store base, we have also strengthened our management team, most notably with the hiring of Mark Baker as our Chief Executive Officer in September 2002. Our new management team has been instrumental in helping to develop and execute our strategy to establish Gander Mountain as the premier retailer in the outdoor lifestyle sector.

Competitive Strengths

        We believe that the following strengths distinguish us from our competitors and are critical to our continuing success:

The Gander Mountain Brand Name

        The Gander Mountain brand name has a long heritage and strong appeal to outdoor lifestyle customers given the brand's 36 year history as a nationwide catalog operation from 1960 to 1996 and retail store presence since 1987. We believe this strong brand identity is a key competitive advantage that enables us to gain more immediate recognition with customers in new markets and increase our market share in existing markets.

Extensive Merchandise Assortment

        We offer a broad and deep assortment of national, regional and owned brand hunting, fishing and camping equipment, accessories and related technical apparel and footwear. Our new, larger format, warehouse-style stores, which range in size from 50,000 to 100,000 square feet, carry over 35,000 stock-keeping units of merchandise. We believe that our merchandise assortment in our categories of focus is significantly broader and deeper than that offered by our primary competitors, the traditional sporting goods stores and mass merchants. We tailor our merchandise assortment to the demands and seasonal characteristics of the local markets we serve and seek to offer new, on-trend merchandise early in the product cycle. The presentation of our merchandise, combined with the "race-track" layout of our stores, with equipment categories displayed around the outer area and apparel and footwear generally in the center, reinforces the breadth and depth of our product offerings within each product category and our strong value proposition.

        Our primary product focus is on outdoor equipment and accessories, which represented approximately 68% of total sales during fiscal 2003, with apparel and footwear representing approximately 27%. We carry a broad selection of national and regional brand name products, which represented in excess of 80% of our total sales during fiscal 2003. We carry virtually all of the major national brands in each category, such as:

  •
  Browning, Remington, Winchester, Bushnell, Leupold, Ameristep and Golden Eagle in hunting;

  •
  Shimano, Berkley, Daiwa, Mepps, Minn Kota, Plano and Rapala in fishing;

  •
  Coleman, Katadyn, Eureka, Kelty, Igloo, Slumberjack and Wenzel in outdoor recreation; and

  •
  Columbia, Woolrich, Mossy Oak, Realtree, Carhartt, LaCrosse and Rocky in outdoor apparel and footwear.

In addition to offering these key national brands, as well as regional brands, we are continuing to develop our owned brand apparel and equipment, primarily under the Gander Mountain Guide Series name, in product categories where we believe we can offer our customers a compelling value proposition.

Focus on Superior Customer Support

        A key element of our competitive positioning is providing our customers with a unique shopping experience based on a superior level of customer assistance, outdoor product expertise and value-added technical services provided by store associates who embody our "We Live Outdoors" culture. We staff our stores with associates who are enthusiastic, energetic and knowledgeable about our products, actively involved in outdoor activities and capable of combining first-hand experience with professional advice for our customers. We give our store associates significant autonomy to take actions necessary to maintain service leadership. Our distinctive brand positioning and high visibility in the outdoor lifestyle marketplace enables us to attract and retain the highest quality store associates. We regularly receive nearly 1,000 employment applications 30 to 90 days prior to new store openings and experience a very high retention rate, with annual voluntary turnover of approximately 20% for our full-time salaried associates during fiscal 2002. We believe this turnover rate is better than many retailers.

        A critical element of our store concept that further differentiates us from our competitors and enhances our appeal to outdoor enthusiasts is that we provide a number of important in-store technical support services, not typically found at traditional sporting goods or mass merchant outlets. These include at nearly all of our stores, full-service gunsmith services, archery technicians, fishing reel line winding and hunting and fishing license sales. We also provide ATV repair services at all of our stores that sell ATVs.

Price Leadership

        We believe our price leadership and "every day low price" policy are essential to promoting our value proposition and attracting customers. We support our "every day low price" policy by matching our local competitors' prices and through our "Double the Difference" program. Under this program, if a customer purchases a product from a Gander Mountain store and a local competitor sells or advertises a lower price on the same product, we reimburse 200% of the price difference up to $50.00. This program instills price confidence in all our store managers and associates, and validates our value proposition to our customers.

Strong Management Team

        Over the past few years, we have strengthened our management team by adding a number of key executives and store-level personnel with broad retail operating experience. The four members of our current senior management team have 74 years of combined experience in the retail industry. Mark Baker, our Chief Executive Officer since September 2002, has an extensive retail background, including a successful tenure with The Home Depot from 1996 to 2001, during which he held various executive positions including Executive Vice President and Chief Operating Officer of U.S. Operations. Dennis Lindahl, who joined us as our Chief Financial Officer in July 2003, was Vice President and Chief Financial Officer of Holiday Companies, including its substantial retail operations, from 1997 through 2003 and held various other positions with Holiday Companies from 1986 to 1997. Allen Dittrich, our Executive Vice President, Merchandising and Marketing since 1998, had a successful 21 year career with Target Corporation, serving most recently as a Senior Vice President in the merchandising area. Sharon Link, our Senior Vice President, Finance and Administration since October 2003, spent the preceding five years with Golf Galaxy, Inc. as its Chief Financial Officer and Chief Administrative Officer and served as Chief Financial Officer of Pet Food Warehouse from 1993 through 1997.

Growth Strategy

        Our long-term objectives are to build upon the Gander Mountain brand name and create the leading retail store chain that defines the outdoor lifestyle category. To achieve our objectives we intend to:

Expand Our Store Base

        We believe that our unique retail concept has broad appeal and that there are significant opportunities to continue profitable new store expansion to gain a substantial share within the large, highly fragmented and underserved outdoor lifestyle market. We believe that strong store economics for our larger format stores and our successful track record of opening new stores provide us with a solid foundation for continued expansion through new store openings. We believe there are over 400 potential locations suitable for our Gander Mountain stores. We opened 10 stores in fiscal 2003, including eight new stores and the relocation of two smaller stores to sites with our new larger store format. We plan to open 13 to 15 stores in fiscal 2004, including one to three relocated stores, in both existing and new markets.

Continue to Employ a Flexible Real Estate Strategy

        We employ a flexible real estate strategy utilizing different store prototype sizes, depending on market characteristics, demographics and availability of sites and facilities. We strategically locate our outdoor lifestyle stores in suburban and rural areas with a high concentration of our target outdoor enthusiast customers and near hunting, fishing, camping and other outdoor recreation destination areas. We believe that locating our stores close to our target customers enables us to achieve merchandise assortment superiority in our product categories and enhances our share of each local market. We believe that we have strong relationships with other retailers who are able to offer us suitably located, second use or subleased real estate, with attractive occupancy costs within our target expansion markets, which further enhances our ability to meet our store growth objectives.

Improve Store Productivity and Profitability

        We plan to continue increasing comparable store sales through competitive pricing, strengthening of inventory positions, merchandising promotions consistent with our "every day low price" policy, the pursuit of adjacent product categories and continued enhancement of our flexible merchandise capabilities. We plan to continue to convert non-selling space to selling space within our existing store base and increase merchandise capacity with higher density merchandising fixtures. We are also focused on increasing our store operating margins and profitability through improved purchasing leverage as our size grows, continued expansion of our owned brand merchandise where appropriate, higher inventory turnover through our supply chain initiatives and further leverage of the infrastructure investments we have made in the areas of information systems, merchandising and advertising.

Leverage Our Scalable Infrastructure

        Over the past several years, we have made significant investments in our infrastructure, including our information systems, distribution capabilities and management ranks, to support our accelerating growth. In 2000, we replaced our corporate information systems with a new enterprise-wide merchandise system from Retek and a financial system from Oracle, both of which we believe are highly scalable. Our STS point-of-sale system is integrated with our Retek and Oracle systems.

Merchandising

        The key elements of our merchandise strategy that reinforce our "We Live Outdoors" culture and theme are:

  •
  offer an extensive selection of high quality products for the outdoor lifestyle with the broadest and deepest assortment available under one roof;

  •
  focus on nationally branded products, nearly all of which are purchased directly from manufacturers;

  •
  supplement our branded product offering with our proprietary Gander Mountain Guide Series brand;

  •
  tailor our merchandise assortment to each local market to take advantage of the seasonal nature of our customers' outdoor activities as well as regional preferences;

  •
  introduce new, on-trend merchandise early in its product life-cycle;

  •
  support our customers with a superior level of assistance, product expertise and value-added, in-store technical support services;

  •
  offer highly competitive prices on an everyday basis; and

  •
  present our merchandise in a larger format, warehouse-style store that creates an interactive and exciting shopping environment that reinforces our strong value proposition and outdoor lifestyle retailer image.

Product Offering

        We offer a broad and deep assortment of equipment, apparel, footwear, related accessories and consumable supplies to meet the outdoor activity needs of our customers. The extensive breadth and depth of our product offering allows us to carry a full range of merchandise at price points within each category to appeal to customers ranging from the beginner to the expert.

        Another important element of our merchandise strategy is our anticipation of new merchandise trends and consumer preferences and attempting to be the first to market with new products. Our goal is to capitalize on new merchandise trends early in their product life cycle. We are able to do this by frequent communications between our customers, store associates, buyers and vendors, utilizing trend curve analysis and consumer research.

        The following chart illustrates our sales during fiscal 2003 by product category:

        Hunting.    Hunting is our largest merchandise category, representing approximately 41% of our sales during fiscal 2003. Our hunting merchandise assortment provides equipment, accessories and consumable supplies for virtually every type of hunting and sport shooting. Our hunting assortments are supported by gunsmith services and archery technicians to service the complete needs of the hunter.

        Our hunting assortment includes a wide variety of firearms, including rifles, shotguns, handguns, air guns and black powder muzzle loaders. We also buy and sell used firearms. In addition to firearms, we carry a wide selection of products in the following categories:

  •
  Ammunition: center fire, rim fire, shotgun and handgun ammunition and a full selection of reloading equipment and supplies;

  •
  Hunting equipment: decoys, blinds, game calls, tree stands, targets, holsters, slings, cases, cutlery, gun vaults, hearing protection, shooting glasses, gun cleaning supplies, global positioning systems, or GPS, and radio communications;

  •
  Optics: scopes, binoculars, trail cameras and binocams;

  •
  Dog training: sporting dog training collars, kennels, beds, leads and grooming supplies;

  •
  Archery: bows, arrows, shafts, targets, sights, rests, releases and cases; and

  •
  Food plots/feeding: seeds, seeders, feeds and feeders.

        Fishing and Marine.    Fishing and marine merchandise represented 18% of our sales during fiscal 2003 and includes products for fresh water fishing, fly-fishing and ice-fishing. We carry 5,000 to 7,000 lures depending on the size of the store and a broad selection of rods, reels and combos. Our broad assortment appeals to the beginning angler, the weekend angler, as well as avid and tournament anglers. In addition to lures, rods and reels, our fishing and marine assortment features a wide selection of products in the following categories:

  •
  Tackle supplies: nets, lines, fillet knives, hooks, sinkers, live bait storage and tackle boxes;

  •
  Electronics: fish finders, GPS and underwater cameras;

  •
  Fly-fishing: fly tying materials, rods, reels and floats;

  •
  Ice-fishing: houses, augers, heaters, electronics as well as rods, reels, lures and tackle; and

  •
  Marine accessories: trolling motors, boat seats, rod holders, down riggers, anchors, life jackets and trailer accessories.

        A key element of the strategy for our fishing category is our ability to localize our merchandise assortment. Through input from district managers, store managers and our vendors, we are able to tailor our assortment by store to offer the brands and equipment appropriate to the local waterways' fishing species and the preferences of each market. This is augmented by each store manager's authority to buy regional and local brands.

        Camping, Water Sports and Backyard Equipment.    Camping, water sports and backyard equipment represented approximately 9% of our sales during fiscal 2003. Our camping assortment primarily focuses on family camping and the weekend hiker and includes the following product categories:

  •
  Camping: tents, backpacks, coolers, sleeping bags, cots, cooking stoves and utensils, as well as water purification, lighting and lanterns, dried food, and general accessories;

  •
  Water sports: canoes, kayaks, accessories and floatation; and

  •
  Backyard cooking and entertainment: grills, smokers, turkey cookers, seasonings and spices, gazebos, shade tents, hammocks and quad chairs.

        Apparel and Footwear.    Our apparel and footwear product categories include both technical gear and lifestyle apparel for the active outdoor enthusiast. Apparel and footwear represented approximately 27% of our sales during fiscal 2003 and our assortments in these categories have the following attributes:

  •
  Fieldwear apparel and footwear offer technical performance capabilities for a variety of hunting activities, including upland, waterfowl, archery, big game hunting, turkey hunting and shooting sports. Performance attributes include waterproofing, breathability, temperature control, quietness control and visual capabilities, including camouflage and blaze orange. Outerwear, particularly performance rainwear, is an important category for customers who are fishing, hiking, hunting or marine enthusiasts.

  •
  Sportswear includes casual outerwear and footwear for the outdoor lifestyle.

  •
  Workwear includes outerwear, jeans, shirts and footwear.

        ATV and ATV Accessories.    Our larger format stores carry an assortment of ATVs and ATV accessories used primarily for hunting and fishing that includes the following:

  •
  25 to 30 models of ATVs, several models and sizes of trailers, as well as "pull behind" accessories, ATV snow blades and ATV accessories used to transport hunting, fishing and water sports gear; and

  •
  ATV service shops that provide a full range of services and parts and are staffed with mechanics trained for all of the makes and models that we sell.

Focus on Branded Products

        Our primary merchandise focus is to offer our customers a broad selection of competitively priced, national and regional brand products, which represent in excess of 80% of our total sales. Our national brand focus is driven by our customers' buying preferences for national brands and the fact that the national brand manufacturers are often responsible for most of our industry's new product innovation and development. We not only offer an extensive breadth of brands across multiple product categories, but also offer extensive depth of product within most brands.

        The following table illustrates our key brands by category:

Merchandise Category	Representative Products		Key Brands
Hunting	•	Firearms: rifles, shotguns, handguns and ammunition	•	Browning, Remington, Winchester, Beretta, Ruger, Federal, Benelli, Kimber and Mossberg
	•	Optics: scopes, binoculars, range finders and shooting glasses	•	Leupold, Nikon, Bushnell, Gander Mountain Guide Series, Leica and Zeiss
	•	Archery: bows, arrow heads and shafts, quivers and accessories	•	Browning, Easton, Eastman Outdoors, Carbon Express, N.A.P., Tru-Glo, McKenzie, PSE and North America Archery
	•	Hunting equipment: decoys, tree-stands, cutlery, dog training, gun cases and gun vaults, and accessories	•	Avery, Gerber, Tritronics, Kolpin, Liberty, Hunter Specialty, OSM, Summit, Gorilla and Ameristep
Fishing and Marine	•	Rods, reels and electronics	•	St. Croix, Shimano, Loomis, Zebco, Gander Mountain Guide Series, Garmen and Lowrance
	•	Lures, nets, line, tackle boxes and ice fishing accessories	•	Rapala, Stren, Plano, Frabil, H.T. Enterprises and Lindy
	•	Fly fishing rods, reels and fly tying	•	Scientific Angler, St. Croix, Orvis, Remington and Cortland
	•	Marine: life jackets, trolling motors, tongue jacks and winches, trailer lights, boat seats and covers, anchors and boat hardware	•	Stearns, Minnkota, Fulton Performance Products, B&M, Mercury Marine and Atwood
Camping, Water Sports and Backyard	•	Sleeping bags, air mattresses, cots, tents and tarps, canoes and kayaks	•	Eureka, Coleman, Slumberjack, Kelty, Old Town and Gander Mountain Guide Series
Equipment	•	Backpacks, compasses, water filters and dried food	•	Katadyn, Jansport, Kelty, Mountain House and Silva
	•	Cookers, smokers and spices	•	Masterbuilt, Char Broil, Cajun Injections and Eastman
Apparel and Footwear	•	Fieldwear: outerwear, pants, shirts and accessories in various camouflage patterns and blaze orange for all seasons and conditions	•	Gander Mountain Guide Series, Real Tree, Mossy Oak, Browning, Columbia and Pella
	•	Sportswear: shirts, sweaters, pants, shorts, outerwear and accessories	•	Columbia, Gander Mountain Guide Series, Carhartt, Woolrich
	•	Field boots, hiking boots and pack boots	•	Lacrosse, Rocky and Vasque

ATV and ATV	•	ATVs	•	Arctic Cat and Bombardier
Accessories	•	ATV accessories: ramps, trailers, gun cases, luggage tie-down straps winches, plows, helmets and tires	•	Kolpin, Plano, Arctic Cat, Warn, Allen, Keeper, Fulton, Swisher, Carlisle, Classic Ace and Reese
Gifts and Cabin Decor	•	Furniture, bedding and linens, framed art, accents for home, books and maps, kids' gifts and DVDs and videos	•	Old Hickory, Marshfield, Big Sky Carver and Hadley Company (Terry Redlin)

        Another important element of our branding strategy is the development of a strong owned brand by leveraging the strength our brand image to create our own line of high-quality products under the Gander Mountain Guide Series name. Our owned brand strategy is designed to augment our branded merchandise assortment with our owned brand products in select merchandise categories. We believe that by offering high-quality, competitively-priced owned brands we create an even more compelling value proposition for our customers. The Gander Mountain Guide Series product is sourced from a diversified group of established vendors. Given our early success with the Gander Mountain Guide Series, we plan to expand our owned brand offering, which in fiscal 2003 accounted for approximately 7% of our total sales.

Localization and Relevancy of Product Assortment

        We customize our merchandise assortment on a market-by-market basis. We do this by featuring well-known regional brands, which we augment with local brands, allowing us to tailor our merchandise assortment to the local market. This is extremely important across many of our merchandise categories given the significant differences in product and brand preferences as well as climate and seasonal variations from market to market.

        We are able to accomplish this localization by enabling our local store and district managers to have significant input into merchandise decisions at the store or district level and to purchase certain merchandise directly from local or regional suppliers, when appropriate. We have developed the necessary sourcing relationships and merchandise systems to ensure that we maintain accountability and control over this localization process. Our store managers are able to localize their assortments through our merchandise allocation system, through direct orders to vendors and distributors and through special orders through our purchasing department.

Service

        We provide our customers with a wide range of in-store, value-added, technical support services. Nearly all of our stores offer full-service gunsmith services, archery technicians, fishing reel line winding and hunting and fishing license sales. We also offer ATV repair services at all of our stores that sell ATVs. We believe that offering these services is not only consistent with our goal of offering products and services for all our customers' outdoor lifestyle needs, but also is an important driver of additional sales by building customer traffic and enhancing the relationship with our customers. We believe the ability to provide the necessary technical support in our major product categories is essential to our positioning in the outdoor lifestyle market and an important competitive strength.

Price Leadership

        Maintaining a price leadership position in our markets is a key element of our merchandising strategy. Our pricing policy is to maintain every day low prices that are competitive in our markets. Our store associates routinely review local newspapers and shop competitors' stores for the lowest advertised prices and make appropriate price changes. We believe our competitive "every day low price" strategy reinforces our strong value proposition, instills price confidence in both our customers and our store associates and is a critical element of our destination store strategy.

        We achieve price leadership through a variety of programs including:

  •
  employing an "every day low price" policy on our key equipment and accessories;

  •
  our price matching policy of "if it's on sale there, it's on sale here," whereby we match any local competitors' advertised prices;

  •
  our "Double the Difference" price guarantee program; and

  •
  offering our customers special products and unique value items which are opportunistically purchased or produced for us to create an in-store merchandise excitement and encourage frequent shopping for these always changing value items.

Store Design and Visual Merchandising

        We design our larger format, warehouse-style stores to create an exciting shopping environment and to highlight our extensive product assortment. We use our store design and layout to emphasize our image as an outdoor lifestyle retailer. Our stores have open ceilings, concrete floors, high-density racking and innovative product displays to create an active and value-oriented feel. Some of our larger stores also feature interactive areas, such as an archery range so that customers can test our products before making a purchase decision. We seek to stimulate add-on and impulse buying through the depth of our assortment and the use of stacked inventory displays.

        Our stores follow a "racetrack" layout, with a wide main aisle circling the interior of the store. Equipment is merchandised on the outside of the racetrack with apparel, footwear and accessories generally merchandised in the center of the store. Signs and banners are located throughout the store allowing customers to quickly locate departments. We use a variety of display fixtures, in-aisle merchandise displays, tables and end-caps to create a functional design that enables us to expand and adjust the size of our merchandise offerings by season and market.

Marketing and Advertising

        Our marketing strategy communicates our "We Live Outdoors" culture and theme and is designed to emphasize Gander Mountain's position in the market as a leader in selection, service and competitive pricing in our core categories — hunting, fishing, and camping. In addition, we seek to develop a unique relationship with our customers and establish our store associates as true experts in their field.

        We use a combination of print, radio, television, and outdoor advertising to communicate our message. Our primary advertising vehicle is our newspaper insert program utilizing over 120 newspapers appropriate to our markets. Our advertising calendar focuses on the key hunting, fishing and camping seasons. The weekly inserts highlight new seasonal product offerings and value opportunities throughout our broad product assortment. We currently run 13 to 15 newspaper inserts each year ranging from 8 to 24 pages in length. In addition to our print advertising program, we incorporate the following into our marketing and advertising strategy:

  •
  14 to 16 advertisement mailings per year ranging from 30,000 to 1.2 million copies per mailing;

  •
  20 to 22 weeks of radio advertising per year;

  •
  12 to 15 brand focused television advertisements per week;

  •
  sponsorships of key sporting events and fishing tournaments;

  •
  event marketing at sport shows, grand openings and scouting events;

  •
  a loyalty program offered through our co-branded MasterCard credit card;

  •
  grassroots marketing efforts through our support of community organizations such as Ducks Unlimited, 4H and Scouts; and

  •
  our "We Live Outdoors" television show that debuted on the Outdoor Life Network in January 2004. Each episode airs twice per week and features human interest stories about great outdoor enthusiasts and those dedicated to preserving outdoor traditions.

        A significant element of our local and grassroots marketing effort is the utilization of our "lodge." The lodge is a designated space in nearly all our stores that serves as a meeting place for local outdoor groups. Our store management schedules presentations and training seminars in conjunction with natural resource organizations, including local chapters of Ducks Unlimited, Pheasants Forever, Muskies, Inc. and Boy Scouts. The lodge is also used for firearms training and youth certification and, as a result, we believe that we are one of the largest providers of hunters' safety training in the country.

Purchasing and Distribution

        Our merchandising team is responsible for all product selection and procurement except for certain purchases by our store managers to address local customer preferences or seasonal considerations. In addition, our merchandising team's responsibilities include the determination of initial pricing, product marketing plans and promotions, and coordination with our merchandise planning and allocation team to establish stock levels and product mix. Our merchandising team also regularly communicates with our store management to monitor shifts in consumer tastes and market trends.

        Our merchandise planning and allocation team is responsible for merchandise distribution, inventory control, and the Retek automatic replenishment purchasing and allocation system. This team also coordinates the inventory levels necessary for each advertising promotion with our buyers and our advertising department, tracking the effectiveness of each advertisement to allow our buyers and our advertising department to determine the relative success of each promotional program. Other responsibilities include price changes, creation of purchase orders and determination of store-level inventory.

        We believe a significant competitive advantage of our merchandising strategy is the quality and passion of our merchandising team. The members of our merchandising team, who are outdoor enthusiasts themselves, have deep retail experience. A core group of team members with long tenures at our company is augmented by additional individuals with experience from other leading retailers.

        We purchase merchandise from over 1,500 vendors, and we have no long-term purchase commitments. During fiscal 2003, our ten largest vendors collectively represented approximately 21% of our purchases.

        We operate a 225,000 square foot distribution center to which vendors directly ship merchandise where it is processed as necessary and then shipped to our stores. We have contracted with a dedicated trucking fleet for the delivery of merchandise from our distribution center to our stores.

Retail Stores and Markets

Store Locations

        The following table lists our 65 stores open as of January 31, 2004, as well as the date the store opened as "Gander Mountain":

Location	Date Opened
Iowa (2)
Cedar Rapids	September 2000
Davenport	September 2001
Minnesota (12)
Minneapolis/St. Paul Metro Area (8)
Maple Grove	September 1995
Minnetonka	September 1997
Woodbury	September 1997
Fridley	May 1998
Bloomington	August 1999
Maplewood	September 2001
Forest Lake*	September 2003
Lakeville*	October 2003
Duluth	May 1993
St. Cloud	February 1994
Rochester	September 1997
Bemidji	April 2003
Wisconsin (14)
Milwaukee Metro Area (3)
Brookfield	October 1987
Germantown	August 1999
Franklin	October 1999
Madison Metro Area (2)
Madison	September 1992
Madison West	August 2000
Wilmot	1962
Appleton	September 1991
Eau Claire	July 1992
La Crosse	May 1995
Janesville	March 1999
Green Bay	August 2000
Sheboygan	September 2000
Wausau*	October 2003
Baraboo	November 2003
Illinois (3)
Peoria	April 2001
Rockford	September 2001
Geneva (Chicago Metro Area)*	March 2003
New York (2)
Henrietta (Rochester Metro Area)*	June 2003
Tonawanda (Buffalo Metro Area)*	June 2003
Michigan (12)
Detroit Metro Area (3)
Utica	November 1994
Taylor	June 1995
Pontiac	August 1995
Grand Rapids Metro Area (2)
Grand Rapids	May 1995
Grandville	March 2001
Flint	October 1994
Saginaw	May 1995
Lansing	April 2000
Kalamazoo	April 2000
Traverse City	May 2000
Port Huron	September 2000
Marquette	March 2001
Indiana (2)
Merrillville	October 1994
Fort Wayne	April 2002
Ohio (8)
Columbus Metro Area (2)
Columbus	September 2001
Reynoldsburg	September 2001
Cleveland Metro Area (3)
Mentor	September 2001
Twinsburg	September 2001
Sheffield	September 2001
Toledo	August 1999
Youngstown	August 1999
Canton	August 2000
Pennsylvania (10)
Pittsburgh Metro Area (4)
West Mifflin	October 2001
Robinson	November 2001
Greensburg	August 2002
Washington*	July 2003
Erie	August 2000
Scranton	March 2001
Williamsport	April 2001
Chambersburg	May 2001
York	June 2001
Harrisburg*	August 2003

*Larger format store.

Site Selection

        We select geographic markets and store sites on the basis of demographic information, quality and nature of neighboring tenants, store visibility, accessibility and lease economics. Key demographics include not only population density, but also the number of outdoor activity participants, as measured by hunting and fishing licenses, and proximity to outdoor recreation areas. Our internal real estate group, with the assistance of our district and regional managers, identifies our new store opportunities.

We have also used an independent third party to identify sites and markets. Generally, we seek to locate our new stores in retail areas with major discount retailers, such as Wal-Mart or Target, or other specialty retailers, such as The Home Depot, Bed, Bath and Beyond, Best Buy or Staples.

        Our ability to adapt our store format from 30,000 square feet up to 100,000 square feet gives us flexibility to utilize both recycled, or second use, facilities and build-to-suit opportunities as the market dictates. We believe that there is ample availability of recycled real estate at reasonable occupancy costs to accommodate a significant portion of our future growth. We believe that our flexible real estate strategy will assist us in meeting our expansion objectives and operate with reasonable occupancy costs. Our market and site selection decision making process is ultimately based on the projected economics of the new store.

        Our expansion strategy is to open stores in both new and existing markets. In our existing markets, we will add stores to further penetrate certain market areas. By clustering our stores, we seek to take advantage of economies of scale in advertising, promotion, distribution and management supervisory costs. In new markets, we generally seek to expand in geographically contiguous areas in order to build on our experience in the same or nearby regions. In considering new markets, we locate our stores in areas we believe are underserved by other outdoor specialty retailers.

Retail Store Operations

        Our hiring, training and compensation programs are designed to reinforce our focus on superior customer service and support.

Store Staffing

        Each store is staffed with a store manager and, depending on the size of the store, one or two assistant managers and two to six department managers. In addition, stores are staffed by 35 to 130 associates depending on the size and sales volume of the store. Approximately 35% of our store employees are full time with the remainder being part time.

Regional and Store Management

        We divide our store operations into two regions with two districts within each region and 14 to 17 stores per district. We operate our stores on a decentralized basis in the belief that local store associates know their customers best. Store managers have significant input and control over their businesses with respect to merchandise assortment and quantities, as well as merchandising presentations within the store. The store manager is also responsible for adjusting prices based on competitive pricing and matching local advertised prices. This allows the store manager to customize the breadth and depth of the merchandise assortment to meet the local customer preferences by adapting to the local outdoor seasons and activities and to ensure that prices are competitive.

Hiring and Training

        We attempt to recruit and attract store employees who share our passion for and knowledge of the outdoors. These individuals have personal knowledge and experience which we supplement with our extensive in-house training program, as well as product training provided by vendors. This training emphasizes product knowledge that allows our employees to meet the customized needs of our customers. Because a significant number of our employees have a passion for the outdoors, we believe our retention rate for employees is better than many other retailers. We estimate our annual voluntary turnover rate for full-time salaried employees is approximately 20%.

Compensation

        We compensate our store associates with competitive wages. In addition to a base salary, our store managers, as well as our operations and department managers, have the opportunity to earn incentive bonuses based on certain performance criteria, which include store level sales and profitability and overall company performance. Store managers are also eligible to receive grants of options under our equity incentive compensation plans. All of our full-time store associates are eligible for performance-based bonuses.

Hours

        Our stores are open seven days a week, generally from 9:00 a.m. to 9:00 p.m. Monday through Saturday and 10:00 a.m. to 6:00 p.m. on Sunday, except during the year-end holiday season when we extend our hours of operation.

Information Systems

        Our information systems provide store managers and corporate management with daily information on sales, gross margins and inventory levels. We believe these systems are scalable, flexible and have the capacity to handle our current growth plan. In 2000, we replaced our corporate information systems to improve functionality, flexibility and performance reliability. We chose to implement an enterprise merchandising system, including an interface with our distribution center, from Retek and financial systems from Oracle. Our point-of-sale system utilizes STS software. Our integrated system provides inventory management tools and supply chain enhancements through the use of EDI technologies, as well as promotions and pricing flexibility, access to information and data integrity.

Industry and Competition

Industry

        We operate in a large, highly fragmented and competitive industry, which we believe is currently underserved at the retail level. According to the National Survey of Fishing, Hunting and Wildlife-Associated Recreation, $108 billion was spent in the United States on outdoor-related activity in 2001, of which $64 billion was spent on equipment. We believe that the current U.S. market for the merchandise we offer — hunting, fishing and camping equipment, related technical apparel and footwear, and ATVs — is in excess of $30 billion annually.

        The outdoors is an integral part of many Americans' lifestyles. In 2001, 82 million U.S. residents, over 16 years of age, or approximately 38% of the total U.S. population, participated in outdoor and wildlife-related recreation activity, an increase from 77 million U.S. participants in 1996. Of this total, 34 million people fished, 13 million hunted and 66 million participated in other outdoor-related activities, including observing, feeding or photographing wildlife. We believe that a number of factors, including an increasing number of seasonal hunting and fishing events and technological improvements in hunting, fishing and camping equipment, will continue to drive outdoor activity participation rates, and, in turn, retail sales.

Competition

        The principal competitive factors in our industry are breadth and depth of product selection, price, location convenience and customer service. Our principal competitors include the following:

  •
  local specialty stores;

  •
  traditional sporting goods chains, such as The Sports Authority, Dick's Sporting Goods and Galyan's;

  •
  catalog and Internet-based retailers, such as Cabela's, Bass Pro and Sportsman's Guide;

  •
  large format entertainment-focused outdoor retailers, such as Cabela's and Bass Pro;

  •
  regional outdoor focused chains, such as Sportsman's Warehouse; and

  •
  discount chains and mass merchants, such as Wal-Mart, Kmart and Target Corporation.

        Local Specialty Stores.    These stores generally range in size from approximately 2,000 to 10,000 square feet and typically focus on one or two specific product categories such as hunting, fishing or camping. These stores typically offer a deep selection of products within their particular specialty; however, we believe these retailers typically lack a broad selection across all of our outdoor product categories. These stores may or may not offer additional technical services for the products they offer.

        Traditional Sporting Goods Chains.    These large format stores generally range from 20,000 to 100,000 square feet and offer a broad selection of sporting goods merchandise covering a variety of sporting goods categories, including hunting, fishing and camping. These stores seek to blend the attributes of numerous specialty shops under one store format. Prices at these stores are generally competitive; however, we believe the amount of space devoted to our outdoor product categories limits the extent of their offerings in these areas.

        Catalog and Internet-Based Retailers.    These retailers sell a broad selection of merchandise through the use of catalogs and the Internet. The products are competitively priced and the direct channel offers relative convenience to customers. However, catalog and Internet retailers are not able to provide face-to-face customer service and support.

        Large Format Entertainment-Focused Outdoor Retailers.    These larger format retailers generally range in size from 100,000 to 200,000 square feet and seek to offer a broad selection of merchandise focused on hunting, fishing, camping and other outdoor product categories. The format of these stores seeks to combine the characteristics of an outdoor retailer with outdoor entertainment and theme attractions. This entertainment or theme component of the store design has resulted in the stores becoming strong tourist attractions in addition to their retail business. Many of these stores are located away from major population centers.

        Regional Outdoor Focused Chains.    These regional chains, typically ranging from two to 25 stores, focus on offering a broad selection of merchandise in one or more of the following product categories — hunting, fishing, camping or other outdoor product categories. The largest of these chains is significantly smaller than our company and we believe that regional outdoor focused chains generally do not offer a similar depth and breadth of merchandise in all of our product categories.

        Discount Chains and Mass Merchants.    These stores generally range in size from approximately 50,000 to over 200,000 square feet and are primarily located in shopping centers, free-standing sites or regional malls. Hunting, fishing and camping merchandise and apparel represent a small portion of the store size, and of their total sales. We believe the product selection is more limited than in our stores and that these stores tend to offer more limited service levels to their customers.

        Our Agreement with Cabela's.    As successor to the Gander Mountain brand, we are subject to a noncompetition agreement with Cabela's that was entered into in 1996. Although the noncompetition provisions of the agreement expired in June 2003, other operative provisions of the agreement may require us to license certain of our trademarks that were in existence in 1996 to Cabela's for its use in the "direct marketing business" if we engage in active steps to enter the "direct marketing business" ourselves. This agreement generally defines "direct marketing business," in relevant part, as "a direct marketing business involving the sale of hunting, fishing or camping equipment and other outdoor sporting and recreational goods, apparel and services through paper or other tangible catalogs, electronic catalogs or other electronic media, including specifically but without limitation, the Internet, telemarketing or any other direct marketing method . . . ." The trademarks we may be required to license to Cabela's under this agreement include only those specified trademarks in existence in 1996 when the former owner of the Gander Mountain brand entered into this agreement with Cabela's. We have developed various trademarks since 1996, but we continue to use some significant 1996 trademarks in our business. Our agreement with Cabela's is filed as an exhibit to the registration statement of which this prospectus is a part.

        In a letter to us dated July 3, 2003, Cabela's asserted that, by offering certain shotgun barrels for sale on our website, we evidenced an intention to engage in active steps to reenter the direct marketing business. On that basis, Cabela's purported to exercise its right to purchase a perpetual, exclusive license for our 1996 trademarks in connection with Cabela's direct marketing business. No substantive discussions with Cabela's about this matter have occurred since we received this letter. We do not believe that the activities described in Cabela's letter, or any of our other activities, are "active steps to reenter the direct marketing business." As a result, we do not believe that Cabela's is entitled to obtain a license from us at this time.

        We believe the Cabela's agreement will not limit or restrict our typical activities associated with owning and operating our retail stores. Moreover, the Cabela's agreement does not prevent us from entering the direct marketing business. However, the terms of the agreement could have the effect of limiting our ability to respond to competition or changing market conditions in the future. If and when we take active steps to reenter the direct marketing business, substantial questions regarding the scope of the rights and obligations of the parties to the agreement with respect to our 1996 trademarks, as well as the threshold question of the agreement's enforceability, will need to be addressed. It is currently difficult to evaluate and predict with certainty the future impact of the Cabela's agreement on the way we may operate our business. Moreover, any dispute with Cabela's regarding the enforceability and interpretation of this agreement could be costly and disruptive.

Government Regulation

        Because we sell firearms at all of our retail stores, we are subject to regulation by the Bureau of Alcohol, Tobacco, Firearms and Explosives. Each store has a federal firearms license permitting the sale of firearms, and our distribution center has obtained a federal firearms license to store firearms. Our federal firearms licenses permit gunsmithing activities at each of our stores. We also obtained a federal license to sell black powder used to shoot muzzle loading firearms at certain of our stores. Currently, only New York requires a state license to sell firearms and we have obtained this license, which is only required for the sale of handguns.

        We must comply with federal, state and local regulations, including the federal Gun Control Act of 1968, which require us, as a federal firearms licensee, to perform a pre-sale background check in connection with all firearms purchases. We perform this background check using either the FBI-managed National Instant Criminal Background Check System, or NICS, or a state government-managed system that relies on NICS and any additional information collected by the state. These background check systems either confirm that a sale can be made, deny the sale or require that the sale be delayed for further review, and provide us with a transaction number for the proposed sale. We are required to record the transaction number on Form 4473 of the Bureau of Alcohol, Tobacco, Firearms and Explosives and retain this Form 4473 in our records for 20 years for auditing purposes for each approved, denied or delayed sale. We are also subject to numerous state and local laws regarding firearm sale procedures. After all of these procedures are complete, we may complete the sale. Regulations issued by the Bureau of Alcohol, Tobacco, Firearms and Explosives also delay our ability to change certain of our officers and prohibit some individuals from serving in certain of our offices.

        We are subject to regulation by the Consumer Product Safety Commission, the Occupational Safety and Health Administration and similar state regulatory agencies covering the products we sell, the services we provide and the working environment for our employees.

        In addition, many of our imported products are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products that we may import into the U.S. and other countries or impact the cost of such products. To date, quotas in the operation of our business have not restricted us, and customs duties have not comprised a material portion of the total cost of our products.

Proprietary Rights

        Each of "Gander Mountain," "Gander Mountain Guide Series" and our logos has been registered as a service mark or trademark with the United States Patent and Trademark Office. In addition, we have pending applications for additional trademarks, including "Gander Mtn." and "We Live Outdoors."

Legal Proceedings

        Although we are subject to litigation from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe will have a material adverse impact on our business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with the Erickson Family and Their Affiliates

        Upon completion of this offering,

  •
  Lyndale Terminal Co. will own      % of our outstanding common stock (      % if the underwriters' over-allotment option is exercised in full),

  •
  Holiday Stationstores, Inc., will own      % of our outstanding common stock (      % if the underwriters' over-allotment option is exercised in full) and

  •
  members of the Erickson family, the sole shareholders of Holiday Companies, Lyndale Terminal Co. and Holiday Stationstores, Inc., will own      % of our outstanding common stock (      % if the underwriters' over-allotment option is exercised in full).

        For as long as the Erickson family, either individually or through the entities they control, continues to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, the Erickson family will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, the Erickson family and the entities they control will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in our control and could take other actions that might be favorable to the Erickson family or the entities they control.

        Members of the Erickson family have advised us that their current intent is to continue to hold all of the common stock beneficially owned by them, and the entities they control, following this offering. However, no members of the Erickson family or the entities they control are subject to any contractual obligations to retain their controlling interest, except that Holiday Companies, Lyndale Terminal Co., Holiday Stationstores, Inc. and all members of the Erickson family have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C. Except for this brief period, there can be no assurance as to the period of time during which the Erickson family and the entities they control will maintain their beneficial ownership of our common stock owned by them following the offering. Following this brief period, Holiday Stationstores, Inc., Lyndale Terminal Co. and certain individual members of the Erickson family will have rights to cause us to register their shares as described under "— Registration Rights Agreement" below.

        We have entered into arrangements with Holiday Companies, governing the relationships between us and Holiday Companies. In the 39 weeks ended November 1, 2003, we paid Holiday Companies approximately $1.0 million for obtaining and managing our workers' compensation, property, auto and general liability insurance; $1.4 million for providing human resources services, cash management and other financial services, legal services, benefits administration services, various tax services, information technology services and other services; and $1.1 million for the rental of store properties, our corporate headquarters and warehousing and administrative space. Note 8 to the Notes to Financial Statements provides additional information on the amounts we have paid to Holiday Companies under these arrangements in prior periods.

        We also plan to continue purchasing services from Holiday Companies in the ordinary course of business. Copies of our agreements with Holiday Companies are filed as exhibits to the registration statement of which this prospectus is a part. Our principal agreements and arrangements with Holiday

Companies are described below. These agreements and arrangements were negotiated between Holiday Companies and us and, therefore, are not the result of arms-length negotiations between independent parties. There can be no assurance that these agreements or the transactions for which they provide will be on terms as favorable to us as could have been obtained from unaffiliated third parties.

Terms of the Shared Services Agreement

        Holiday Companies has historically provided certain services to us, including obtaining insurance and providing human resources services, cash management, financial analysis and other financial services, legal services, benefits administration services, various tax services, information technology services, credit card processing services and other administrative services, as well as allowing us to use Holiday Companies' airplane. On February 2, 2004, we formalized these arrangements by entering into a shared services agreement with Holiday Companies. The intention of this agreement is to continue the relationship between Holiday Companies and us in a manner consistent with past practices. The shared services agreement has an initial term of one year with automatic one-year renewal terms subject to early termination by either party with 90 days' written notice. The methods of billing for all services are determined by the type of service being provided and, in the aggregate, reasonably approximate expenses we might incur on a stand-alone basis. These methods include Holiday Companies' total cost of providing the service, actual third-party costs plus administrative expenses incurred by Holiday Companies and mutually agreed upon pre-determined fees. We believe these expense billing methods are commercially reasonable. We currently estimate that we will pay $3.0 to $3.5 million to Holiday Companies under the shared services agreement in fiscal 2004.

Loans from Holiday Companies

        In December 2001, we borrowed $55.0 million from Holiday Companies. In October 2002, we repaid $5.0 million plus accrued interest. Effective February 1, 2003, Holiday Companies converted the remaining $54.6 million of the principal and accrued interest on the note into our preferred stock. From March 2003 through May 2003, Holiday Companies advanced an additional $10.0 million to us, of which $0.1 million has been repaid as of November 1, 2003. It is anticipated that the remaining $9.9 million will be repaid with the proceeds of this offering.

Terms of Real Estate Agreements with Holiday Companies

        We lease space from Holiday Companies' affiliates for our stores located in Bemidji, Minnesota and Fridley, Minnesota, our corporate headquarters and other warehousing and administrative offices. Holiday Companies or Holiday Stationstores, Inc. also guarantees our leases with third parties for 36 of our stores and our distribution center. We do not pay Holiday Companies or Holiday Stationstores, Inc. any fee for these guarantees.

        Corporate headquarters.    We sublease 29,265 square feet (including an allocation for common area) for our corporate headquarters in Bloomington, Minnesota from Holiday Stationstores, Inc. The initial term concludes on December 31, 2008 with successive one year renewal options. Each party may terminate the sublease on at least six months' notice at any time. Our gross annual rent is $20.00 per square foot. Holiday Stationstores, Inc. provides, at its sole cost and expense, heating and air conditioning, water, sewer, electricity, trash removal and janitorial services to us.

        Additional distribution center.    We sublease 3,533 square feet of office space in Minneapolis, Minnesota from World Wide, Inc., a company controlled by Holiday Companies, on a month to month basis. We also sublease certain limited warehouse space from World Wide, Inc., which amount varies from month to month. We use this space on a temporary basis as an additional distribution center for staging inventory for new stores. Our annual gross rent is $18.00 per square foot of office space and

$3.00 per square foot of warehouse space. World Wide provides, at its sole cost and expense, heating and air conditioning, water, sewer, electricity, trash removal and janitorial services to us.

        Bemidji, Minnesota.    Our Bemidji, Minnesota store is leased from Holiday Stationstores, Inc. through April 7, 2013, with options to extend the lease for an additional 15 years. We currently pay net rent of $150,000 annually for this 36,331 square foot store. The annual net rental will increase to $210,000 on February 1, 2004 and to $231,000 on February 1, 2009. We also pay common area maintenance charges pursuant to a common area maintenance agreement with respect to an adjacent shopping center If we cease operating at the store for a period in excess of six months, Holiday Stationstores, Inc. may terminate this lease.

        Fridley, Minnesota.    Our Fridley, Minnesota store is subleased from Lyndale Terminal Co. through December 31, 2013, with options to extend the lease for an additional ten years upon at least 270 days' notice to Lyndale Terminal Co. We currently pay $7.00 per square foot annually for this 45,246 square foot store and pay a pro rata share of the operating costs of the common area maintenance, taxes and insurance. We pay a share of utility costs based on approximate actual usage. We may terminate this sublease at any time on or before December 31, 2008, by giving Lyndale Terminal Co. at least one year's prior written notice. If we cease operating at this store for a period in excess of six months, Lyndale Terminal Co. may terminate the sublease.

Registration Rights Agreement

        We expect to enter into a registration rights agreement with Holiday Stationstores, Inc., Lyndale Terminal Co. and certain individual members of the Erickson family under which we have granted certain rights to these entities and individuals. Pursuant to the registration rights agreement, each of these entities and individuals will have the right, at any time following 180 days after the date of this prospectus, to demand that we file a registration statement covering the offer and sale of their shares of our common stock, so long as the aggregate offering price of common stock to be sold under the registration statement exceeds $             million or represents an offering of at least      % of our outstanding common stock. We will not be obligated to register common stock pursuant to this demand right on more than one occasion during any one-year period. If we are eligible to file a registration statement on Form S-3, shareholders with registration rights will have the right to demand that we file a registration statement on Form S-3 covering the offer and sale of their shares of our common stock, so long as the aggregate offering price of common stock to be sold under the registration statement exceeds $             million. We will not be obligated to register common stock on Form S-3 pursuant to this demand right on more than one occasion during any six-month period. In addition, shareholders with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Shares sold pursuant to any of these registrations will be freely tradable in the public market without restriction. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling shareholders in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them. The registration rights described above will terminate with respect to a particular shareholder's securities as soon as the securities (1) have been transferred pursuant to an effective registration statement or under Rule 144 of the Securities Act, (2) can be freely sold under Rule 144(k) under the Securities Act, or (3) have been transferred and can be resold by the transferee without registration under the Securities Act.

Use of Holiday Credit Cards

        We accept Holiday Companies branded credit cards at our stores. During the 39 weeks ended November 1, 2003, we have processed approximately $132,000 in transactions using these cards and have paid Holiday Companies approximately $3,000 in fees relating to the processing of these transactions.

Purchase of Airplane from Mark Baker and Sublease of Hangar

        In September 2002, we purchased a 1986 Cessna Model S550 airplane from Baker Aviation, Inc., an entity controlled by Mark Baker, our Chief Executive Officer and President, for $2.5 million, a price we believe to have been the fair market value of the airplane at that time. Baker Aviation, Inc. purchased the airplane in August 2001 for $2.2 million. We currently sublease hangar space from Mr. Baker at a monthly rent of $2,500.

Sale of Stock to Stephen Watson

        In November 1997, we sold 11,170 shares of our Class B Nonvoting Common Stock to Stephen Watson, then our Chief Executive Officer and now one of our consultants, at an average purchase price of $313.34 per share. Mr. Watson borrowed $3.5 million from us to finance the purchase of these shares. Mr. Watson issued to us two non-recourse promissory notes for the amount borrowed. Both the $2.0 million and $1.5 million promissory notes bear simple interest at a rate of 3.9% per annum, payable monthly. Principal on each note is due and payable on November 17, 2007 and the notes are secured by the shares of our Class B Nonvoting Common Stock owned by Mr. Watson. As of January 31, 2004, the outstanding principal balance plus accrued interest due from Mr. Watson under his notes was approximately $3.5 million. The principal amount of these notes may not be prepaid.

Sale of Stock to Dennis Lindahl

        In December 1997, we sold 1,117 shares of our Class B Nonvoting Common Stock to Dennis Lindahl, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, at a purchase price of $268.58 per share. Mr. Lindahl borrowed $300,000 from us to finance the purchase of these shares. Mr. Lindahl issued to us a non-recourse promissory note for the amount borrowed. The promissory note bears simple interest at a rate of 3.9% per annum, payable monthly. Principal on the note is due and payable on December 29, 2007 and the note is secured by the shares of our Class B Nonvoting Common Stock owned by Mr. Lindahl. As of January 31, 2004, the outstanding principal balance plus accrued interest due from Mr. Lindahl under his note was $300,000. The principal amount of this note may not be prepaid.

MANAGEMENT

        The following table sets forth the name, age and positions of each of our directors, director nominees and executive officers as of January 31, 2004:

Name	Age	Position
Mark R. Baker	46	Chief Executive Officer, President and director nominee
Dennis M. Lindahl	51	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Allen L. Dittrich	49	Executive Vice President, Merchandising and Marketing
Sharon K. Link	43	Senior Vice President, Finance and Administration
Mark A. Bussard	39	Vice President, Hunting and Fishing
Annette D. McEwan-Coyer	42	Vice President, Apparel and Camping
David M. Strouse	44	Vice President, Product Development and Sourcing
Andrew P. Carlin	40	Regional Vice President
Scott W. Cisney	33	Regional Vice President
Jeffrey R. Bergmann	33	Vice President, Marketing
Connie J. Walsh	36	Vice President, Merchandise Planning and Replenishment
Ronald A. Erickson	67	Chairman of the Board of Directors
Gerald A. Erickson	66	Director
Donovan A. Erickson	70	Director
Neal D. Erickson	58	Director
Richard A. Erickson	55	Director
Marjorie J. Pihl	70	Director

        The person listed above as a director nominee has consented to be named as a director nominee in this registration statement and to serve as a director if elected or appointed.

        Mark R. Baker, an avid outdoorsman, was recently appointed to the office of President and has served as our Chief Executive Officer since September 2002. From May 1996 though August 2001, he served in various positions with Home Depot Inc., including Executive Vice President and Chief Operating Officer and Executive Vice President and Chief Marketing Officer. Prior to joining Home Depot, Mr. Baker held senior leadership positions in the retail sector, serving in various management positions for Knox Hardware and Lumber from 1980 through 1988, as Vice President of Merchandising and Marketing of Scotty's Home Improvement Centers from 1988 through 1992 and as Executive Vice President of Merchandising of HomeBase from 1992 through 1996.

        Dennis M. Lindahl was recently appointed to the offices of Secretary and Treasurer and has served as our Executive Vice President and Chief Financial Officer since July 2003, our Assistant Secretary from February 1997 through January 2004 and our acting Chief Executive Officer from February 1997 through November 1997. In 1986, Mr. Lindahl joined Holiday Companies following ten years with Arthur Andersen LLP and served as Holiday Companies' Vice President and Chief Financial Officer from April 1997 through December 2003. Mr. Lindahl continues to provide certain consulting services to Holiday Companies on a limited basis.

        Allen L. Dittrich has served as our Executive Vice President, Merchandising and Marketing since April 1998. Prior to joining our company, Mr. Dittrich spent 21 years with Target Corporation serving in various positions, including Senior Vice President and General Merchandise Manager for the Home, Cosmetics and U.S. Men's and Children's groups at the Department Store Division of Target Corporation, a position he held from July 1989 through February 1998.

        Sharon K. Link has served as our Senior Vice President, Finance and Administration since October 2003. Prior to joining our company, Ms. Link served as Chief Financial Officer, Chief Administrative Officer and Vice President-Finance of Golf Galaxy, Inc. from August 1997 to October 2003. Prior to joining Golf Galaxy, Ms. Link served as the Chief Financial Officer and Vice President Finance of Pet Food Warehouse, Inc. from August 1993 through April 1997.

        Mark A. Bussard, has served as our Vice President, Hunting and Fishing since October 2002. Mr. Bussard joined our company in February 1997, as a Store Manager and served as a District Manager from September 1997 to July 2000 and a Regional Manager from July 2000 to October 2002. Prior to joining our company, Mr. Bussard served as a Store Manager for the original owner of the Gander Mountain brand name from October 1994 until September 1997.

        Annette D. McEwan-Coyer joined us in December 2003 as our Vice President, Apparel and Camping. Prior to joining our company, Ms. McEwan-Coyer served as District Manager with Kohl's Corporation from August 1997 through December 2003 and Store Manager with the department store division of Target Corporation from August 1989 through August 1997.

        David M. Strouse, our Vice President, Product Development and Sourcing since October 2003, joined our company in February 1997 and through October 2002 served as Divisional Merchandise Manager, Apparel and Camping and from October 2002 through September 2003, Mr. Strouse served as our Vice President, Apparel, Camping and Product Development. Prior to joining our company, Mr. Strouse served as Senior Project Manager for Apparel and Camping from April 1994 though February 1997 with the original owner of the Gander Mountain brand name and prior to that, he spent 10 years with Federated Department Stores as a merchant and in store management positions.

        Andrew P. Carlin joined us in August 2003 as our Regional Vice President with primary responsibility for our western stores. Mr. Carlin came to our company from Kohl's Corporation where he served as a Regional Vice President from January 2002 to July 2003, Vice President and District Manager from June 1997 to December 2001, and a Store Manager from April 1995 to May 1997. Prior to his employment by Kohl's Corporation, Mr. Carlin served as assistant store manager for the department store division of Target Corporation from June 1989 to March 1995.

        Scott W. Cisney joined us in February 1997 as a Store Manager. In September 2000, Mr. Cisney was promoted to District Manager with the primary responsibility of opening our first stores in Pennsylvania and New York. Following our opening of two stores in New York, Mr. Cisney became a Regional Vice President with primary responsibilities for our eastern stores in July 2003. Prior to joining our company, Mr. Cisney served as a Store Manager for the original owner of the Gander Mountain brand name.

        Jeffrey R. Bergmann, our Vice President, Marketing, has been with our company in various store management, inventory management and marketing positions since May 1993. In January 1998, Mr. Bergmann was appointed as Project Manager, a position he held until he was promoted to Director of Marketing in July 2000. In November 2001, he was promoted to Director of Inventory and he was appointed as Vice President, Marketing in November 2002.

        Connie J. Walsh, our Vice President, Merchandise Planning and Replenishment since January 2004, joined us originally as Director, Replenishment and Planning, in June 2003. Prior to joining our company, Ms. Walsh served in various capacities with the Marshall Field's division of Target Corporation, serving as Senior Buyer-Special Sizes from March 1998 to June 2003 and Divisional

Planning Manager-Home from October 1996 to February 1998. Prior to joining Marshall Field's, Ms. Walsh was Manager of Planning and Allocation at Sportmart from October 1994 to October 1996.

        Ronald A. Erickson was elected a director of our company in February 1997 and has served as Chairman of our board of directors since that time. Mr. Ronald Erickson is the Chief Executive Officer and Chairman of the board of directors of Holiday Companies, positions he has held since its formation in December 1992. Mr. Ronald Erickson is also a member of the board of directors of Carriage Services, Inc, a public company engaged in the funeral services business, and Andersen Corporation, a privately held company engaged in the manufacture and sale of windows and doors. Mr. Ronald Erickson is the brother of Messrs. Donovan and Neal Erickson and the cousin of Messrs. Gerald and Richard Erickson and Ms. Marjorie Pihl.

        Gerald A. Erickson was elected a director of our company in February 1997. Mr. Gerald Erickson is a principal of Holiday Companies since its formation in December 1992 and has served on the board of directors and as Vice President of Holiday Companies since that time. Mr. Gerald Erickson is the brother of Mr. Richard Erickson and Ms. Marjorie Pihl and the cousin of Messrs. Ronald, Donovan and Neal Erickson.

        Donovan A. Erickson was elected a director of our company in February 1997. Mr. Donovan Erickson is a principal of Holiday Companies since its formation in December 1992 and has served on the board of directors of Holiday Companies since that time. Mr. Donovan Erickson is the brother of Messrs. Ronald and Neal Erickson and the cousin of Messrs. Gerald and Richard Erickson and Ms. Marjorie Pihl. It is anticipated that upon the completion of this offering, Mr. Donovan Erickson will resign as a director of our company.

        Neal D. Erickson was elected a director of our company in February 1997. Mr. Neal Erickson is a principal of Holiday Companies, a position he has held since its formation in December 1992 and has served on the board of directors of Holiday Companies since that time. Mr. Neal Erickson is the brother of Messrs. Ronald and Donovan Erickson and the cousin of Messrs. Gerald and Richard Erickson and Ms. Marjorie Pihl. It is anticipated that upon the completion of this offering, Mr. Neal Erickson will resign as a director of our company.

        Richard A. Erickson was elected a director of our company in February 1997. Mr. Richard Erickson is a principal of Holiday Companies, a position he has held since its formation in December 1992 and has served on the board of directors of Holiday Companies since that time. Mr. Richard Erickson is the brother of Mr. Gerald Erickson and Ms. Marjorie Pihl and the cousin of Messrs. Ronald, Donovan and Neal Erickson. It is anticipated that upon the completion of this offering, Mr. Richard Erickson will resign as a director of our company.

        Marjorie J. Pihl was elected a director of our company in February 1997. Ms. Pihl is a principal of Holiday Companies, a position she has held since its formation in December 1992 and has served on the board of directors of Holiday Companies since that time. Ms. Pihl is the sister of Messrs. Gerald and Richard Erickson and the cousin of Messrs. Ronald, Donovan and Neal Erickson. It is anticipated that upon the completion of this offering, Ms. Pihl will resign as a director of our company.

        Under our bylaws, our directors hold office until the next annual shareholders meeting or the director's resignation or removal. Under our bylaws, our officers hold office until their successors are elected and qualified or the officer's removal.

Board of Directors; Committees

        Upon the completion of this offering, we anticipate that Donovan Erickson, Neal Erickson, Richard Erickson and Marjorie Pihl will resign as a directors of our company and that Mark Baker will be elected to our board of directors along with four independent directors. At that time, we will have an authorized board of directors consisting of seven members and all members of the board of directors except Ronald Erickson, Gerald Erickson and Mark Baker will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations.

        At that time, we anticipate that our board of directors will establish standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee and a compensation committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulation and our articles of incorporation and bylaws.

        Audit Committee.    We expect that the initial members of the audit committee will be appointed immediately prior to the completion of this offering. All of the members of the audit committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements.

        Compensation Committee.    We expect that the members of the compensation committee will be appointed promptly following the completion of this offering. All of the members of the compensation committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The compensation committee will have overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Limitation of Liability and Indemnification

        Minnesota law and our articles of incorporation provide that our directors will not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty to the full extent that the law permits the limitation or elimination of the liability of directors.

Compensation of Directors

        We currently anticipate that following completion of this offering, all non-employee directors, including Messrs. Ronald and Gerald Erickson, will receive a $20,000 annual retainer and an additional $1,000 for each meeting of the board of directors attended and $500 for each committee meeting attended other than audit committee meetings. The audit committee chair will receive an additional $1,000 per audit committee meeting attended and each audit committee member will receive $750 for each audit committee meeting attended. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and committees.

        In addition, we expect to grant our non-employee directors options to purchase            shares of our common stock upon their initial election to our board of directors and options to purchase an additional            shares of our common stock upon re-election to the board of directors each year. All option grants to directors will be made at the fair market value of our common stock on the date of grant. A director's initial option grant will vest annually over            and each subsequent grant will vest            over a             period from the date of grant, so long as such person remains a director, such that the option will be fully vested on the            anniversary of the date of grant.

Corporate Governance

        We believe that shortly after completion of this offering, we will comply with all Nasdaq National Market corporate governance and listing requirements. In the interim, we will rely on a transition periods available to companies listing in conjunction with their initial public offering.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, we anticipate that none of our current directors will serve as a member of our compensation committee. None of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Executive Compensation

        The following table sets forth all compensation earned by our Chief Executive Officer and our other four other most highly compensated executive officers, who are referred to as the named executive officers, for the fiscal year ended January 31, 2004.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		All Other Compensation ($)
Mark R. Baker Chief Executive Officer and President	2003	371,058	—	42,354	(1)	279	(2)
Allen L. Dittrich Executive Vice President, Merchandising and Marketing	2003	252,923	—	—		19,787	(3)
Mark A. Bussard Vice President, Hunting and Fishing	2003	136,442	—	—		12,162	(4)
David M. Strouse Vice President, Product Development and Sourcing	2003	125,000	—	—		10,891	(5)
Jeffrey R. Bergmann Vice President, Marketing	2003	125,000	—	—		10,801	(6)

(1)
Represents the dollar value of Mr. Baker's personal use of our airplane.

(2)
Represents the dollar value of life insurance premiums that we have paid for the benefit of Mr. Baker.

(3)
Includes profit sharing payments ($11,491), matching cash contributions under our 401(k) plan ($8,017) and the dollar value of life insurance premiums that we have paid for the benefit of Mr. Dittrich ($279).

(4)
Includes profit sharing payments ($6,425), matching cash contributions under our 401(k) plan ($5,458) and the dollar value of life insurance premiums that we have paid for the benefit of Mr. Bussard ($279).

(5)
Includes profit sharing payments ($5,612), matching cash contributions under our 401(k) plan ($5,000) and the dollar value of life insurance premiums that we have paid for the benefit of Mr. Strouse ($279).

(6)
Includes profit sharing payments ($5,522), matching cash contributions under our 401(k) plan ($5,000) and the dollar value of life insurance premiums that we have paid for the benefit of Mr. Bergmann ($279).

        The following table sets forth information concerning exercisable and unexercisable options held by the named executive officers during the fiscal year ended January 31, 2004. There were no option exercises by the named executive officers and no options granted to the named executive officers during the fiscal year ended January 31, 2004.

Aggregated Option Exercises in Fiscal 2003 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)
					Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
	Shares Acquired on Exercise (#)
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mark R. Baker	—	—	4,778	14,337
Allen L. Dittrich	—	—	3,546	0
Mark A. Bussard	—	—	0	400
David M. Strouse	—	—	0	300
Jeffrey R. Bergmann	—	—	0	300

(1)
Based on the initial public offering price of $            , minus the exercise price, multiplied by the number of options.

Employment Agreements

Mark Baker

        On February 2, 2004, we entered into an employment agreement with Mark Baker, pursuant to which he will serve as our Chief Executive Officer and President. The employment agreement commences upon the conclusion of this offering and continues until January 31, 2008, unless earlier terminated by us or Mr. Baker, or if Mr. Baker becomes disabled or dies. Pursuant to the terms of the employment agreement, Mr. Baker will receive, among other things, (1) an initial annual base salary of $525,000, subject to annual increases as determined by the board of directors, (2) an annual performance bonus of up to 100% of his then current base salary and (3) an opportunity to receive options under our 2004 Omnibus Stock Plan. In addition, Mr. Baker may use our Cessna airplane for his personal use for up to 50 hours per fiscal year, subject to our charges, policies, and practices as in effect from time to time regarding use of this airplane.

        In the event we terminate Mr. Baker's employment without cause, and if Mr. Baker signs a release of all claims against us, he will receive a severance payment in an amount equal to his then current annual base salary and performance bonus earned by him during the last full fiscal year of his employment with us. In the event of termination of employment due to Mr. Baker's death or disability, he will receive a pro rated performance bonus for the year in which his death or disability occurs. If, within twelve months of a change in control, Mr. Baker's employment with our company is terminated for any reason, Mr. Baker will receive a severance payment equal to his then current annual base salary, as well as 50% of the performance bonus he is eligible to receive, for the remaining term of the employment agreement. In addition, under these circumstances, some or all of Mr. Baker's outstanding options will vest.

        Mr. Baker has agreed not to compete with us during the term of his employment and for a period of one year following his termination of employment, or, if he resigns before January 31, 2008, until January 31, 2009.

Dennis Lindahl

        On February 2, 2004, we entered into an employment agreement with Dennis Lindahl, pursuant to which he will serve as our Executive Vice President and Chief Financial Officer. The employment agreement commences upon the conclusion of this offering and continues until April 30, 2007, unless earlier terminated by us or Mr. Lindahl, or if Mr. Lindahl becomes disabled or dies. Pursuant to the terms of the employment agreement, Mr. Lindahl will receive, among other things, (1) an initial annual base salary of $325,000, subject to annual increases as determined by the board of directors, (2) an annual performance bonus of up to 50% of his base salary and (3) an opportunity to receive options under our 2004 Omnibus Stock Plan. We have agreed to allow Mr. Lindahl to provide approximately two days per month of consulting services to Holiday Companies.

        In the event we terminate Mr. Lindahl's employment without cause, and if Mr. Lindahl signs a release of all claims against us, he will receive a severance payment in an amount equal to his then current annual base salary and performance bonus earned by him during the last full fiscal year of his employment with us. In the event of termination of employment due to Mr. Lindahl's death or disability, he will receive a pro rated performance bonus for the year in which his death or disability occurs. If, within twelve months of a change in control, Mr. Lindahl's employment with our company is terminated for any reason, Mr. Lindahl will receive a severance payment equal to his then current annual base salary, as well as 50% of the performance bonus he is eligible to receive, for the remaining term of the employment agreement. In addition, under these circumstances, some or all of Mr. Lindahl's outstanding options will vest.

        Mr. Lindahl has agreed not to compete with us during the term of his employment and for a period of one year following his termination of employment, or, if he resigns before April 30, 2007, until April 30, 2008.

Allen Dittrich

        On February 2, 2004, we entered into an employment agreement with Allen Dittrich, pursuant to which he will serve as our Executive Vice President, Merchandise and Marketing. The employment agreement commences upon the conclusion of this offering and continues until April 30, 2007, unless earlier terminated by us or Mr. Dittrich, or if Mr. Dittrich becomes disabled or dies. Pursuant to the terms of the employment agreement, Mr. Dittrich will receive, among other things, (1) an initial annual base salary of $295,000, subject to annual increases as determined by the board of directors, (2) an annual performance bonus of up to 50% of his base salary and (3) an opportunity to receive options under our 2004 Omnibus Stock Plan.

        In the event we terminate Mr. Dittrich's employment without cause, and if Mr. Dittrich signs a release of all claims against us, he will receive a severance payment in an amount equal to his then current annual base salary and performance bonus earned by him during the last full fiscal year of his employment with us. In the event of termination of employment due to Mr. Dittrich's death or disability, he will receive a pro rated performance bonus for the year in which his death or disability occurs. If, within twelve months of a change in control, Mr. Dittrich's employment with our company is terminated for any reason, Mr. Dittrich will receive a severance payment equal to his then current annual base salary, as well as 50% of the performance bonus he is eligible to receive, for the remaining term of the employment agreement. In addition, under these circumstances, some or all of Mr. Dittrich's outstanding options will vest.

        Mr. Dittrich has agreed not to compete with us during the term of his employment and for a period of one year following his termination of employment, or, if he resigns before April 30, 2007, until April 30, 2008.

Sharon Link

        On February 2, 2004, we entered into an employment agreement with Sharon Link, pursuant to which she will serve as our Senior Vice President, Finance and Administration. The employment agreement commences upon the conclusion of this offering and continues until April 30, 2007, unless earlier terminated by us or Ms. Link, or if Ms. Link becomes disabled or dies. Pursuant to the terms of the employment agreement, Ms. Link will receive, among other things, (1) an initial annual base salary of $200,000, subject to annual increases as determined by the board of directors, (2) an annual performance bonus of up to 50% of her base salary and (3) an opportunity to receive options under our 2004 Omnibus Stock Plan.

        In the event we terminate Ms. Link's employment without cause, and if Ms. Link signs a release of all claims against us, Ms. Link will receive a severance payment in an amount equal to her then current annual base salary and performance bonus earned by her during the last full fiscal year of her employment with us. In the event of termination of employment due to Ms. Link's death or disability, she will receive a pro rated performance bonus for the year in which her death or disability occurs. If, within twelve months of a change in control, Ms. Link's employment with our company is terminated for any reason, Ms. Link will receive a severance payment equal to her then current annual base salary, as well as 50% of the performance bonus she is eligible to receive, for the remaining term of the employment agreement.

        Ms. Link has agreed not to compete with us during the term of her employment and for a period of one year following her termination of employment, or, if she resigns before April 30, 2007, until April 30, 2008.

Employee Incentive Plans

Profit Sharing and 401(k) Plan

        We offer a profit sharing and 401(k) savings and investment plan that is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986. Substantially all of our full-time employees who have at least one year of service, have worked 1,000 hours during the year and are at least 21 years of age are eligible to participate in the plan. We make matching payments to a participant's 401(k) account based on the participant's elected deferral. We match 100% of the first 3% of a participant's annual salary contributed to their account and 50% of the next 2% of such participant's annual salary contributed to their account. In addition, we may make additional discretionary payments under the profit sharing portion of the plan to participants in amounts determined by us. We recorded a charge of $1.3 million for contributions to the plan in fiscal 2002 and recorded a charge of $0.4 million for contributions to the plan in the 39 weeks ended November 1, 2003.

2002 Stock Option Plan

        In February 2002, we adopted the Gander Mountain Company 2002 Stock Option Plan, referred to as the 2002 Plan, which reserved up to 7,500 shares of our common stock for issuance thereunder. Upon completion of this offering, all option grants will become options to purchase our common stock. Under the 2002 Plan, our board of directors may grant options to purchase shares of our common stock to eligible employees, directors and consultants. All options granted under the 2002 Plan are nonqualified stock options and may be granted at prices determined by our board of directors, without regard to the fair market value of the underlying shares. All options expire no later than 10 years from the date of grant.

        No options issued under the 2002 Plan may vest unless and until we have an appraised value per common share, as defined under the 2002 Plan, of at least $1,026, determined as of the end of our relevant fiscal year. The appraised value per common share takes into account our enterprise value on a going-concern basis without discounts for minority interests, transfer restrictions or lack of voting rights but with appropriate reductions in value for any convertible security assumed to be outstanding and with any other adjustments deemed appropriate by the appraiser. This amount is subject to appropriate adjustment for any reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, or similar transaction affecting our shares. We have agreed to cause a determination of appraised value per common share to be made annually as promptly as practicable after the end of each fiscal year, commencing with our fiscal year ended January 31, 2004 and continuing until the determination of appraised value per common share is no longer relevant under the 2002 Plan. In addition to the vesting restrictions described above, each option agreement specifies when each option granted under the 2002 Plan shall become vested and exercisable with respect to the shares covered by the option. At the discretion of our board of directors exercised at the time of the grant, options may vest, in one or more installments, upon:

  •
  the fulfillment of certain conditions,

  •
  the passage of a specified period of time or

  •
  our achievement of certain performance goals.

        As of January 31, 2004, we had granted options to purchase a total of 7,054 shares of our common stock under the 2002 Plan, all at an exercise price of $143 per share and none of which are exercisable. We do not expect to grant any additional options under the 2002 Plan.

2004 Omnibus Stock Plan

        In February 2004, our board of directors adopted, subject to shareholder approval, the Gander Mountain Company 2004 Omnibus Stock Plan, referred to as the 2004 Plan, which authorizes the granting of stock based awards to purchase up to 67,000 shares of our common stock. Under the 2004 Plan, our board of directors or a committee of two or more non-employee directors designated by our board administers the 2004 Plan and has the power to make awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2004 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2004 Plan include restricted and unrestricted stock, incentive and nonstatutory stock options, stock appreciation rights, performance units and other stock-based awards. Each award agreement specifies the number and type of award, together with any other terms and conditions as determined by the board of directors or committee in their sole discretion.

        As of January 31, 2004, we had not granted any awards under the 2004 Plan. We expect to grant options to purchase a total of up to 33,000 shares of our common stock under the 2004 Plan to our management and certain consultants to our company effective upon completion of this offering with an exercise price equal to the offering price.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of January 31, 2004, and after the sale of shares in this offering, by

  •
  each person who is known by us to own beneficially more than 5% of our common stock;

  •
  each current director and director nominee;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of January 31, 2004, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person.

        Except as indicated in this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. Percentage of ownership is based on 238,693 shares of our common stock outstanding on January 31, 2004. Unless otherwise indicated in a footnote below, the listed beneficial owner has sole voting power and investment power with respect to such shares and the mailing address for each person listed in the table is 4567 American Boulevard West, Minneapolis, Minnesota 55437.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Name and Address of Beneficial Owner
	Shares		Percent	Shares	Percent
Officers and Directors
Mark R. Baker(1)	4,778		2.0%			%
Allen L. Dittrich(1)	3,546		1.5%			%
Mark A. Bussard	0		—			%
David M. Strouse	0		—			%
Jeffrey R. Bergmann	0		—			%
Ronald A. Erickson	208,153	(2)	87.2%			%
Gerald A. Erickson	210,515	(3)	88.2%			%
Donovan A. Erickson	208,153	(4)	87.2%			%
Neal D. Erickson	208,153	(5)	87.2%			%
Richard A. Erickson	208,153	(6)	87.2%			%
Marjorie J. Pihl	208,153	(7)	87.2%			%
All executive officers and directors as a group (17 persons)	220,081	(8)	89.1%			%
Other 5% Shareholders
Holiday Stationstores, Inc.	182,900		76.6%			%
Lyndale Terminal Co.	25,253		10.6%			%
Charles E. Pihl	206,845	(9)	86.7%			%

*
Less than 1%

(1)
Represents shares issuable upon the exercise of options.

(2)
Consists of 182,900 shares held by Holiday Stationstores, Inc. and 25,253 shares held by Lyndale Terminal Co. Ronald Erickson disclaims beneficial ownership of these shares. Does not include 2,835 shares held by Mr. Erickson's adult child.

(3)
Consists of 182,900 shares held by Holiday Stationstores, Inc., 25,253 shares held by Lyndale Terminal Co., 945 shares held by Erickson family trusts for which Gerald Erickson serves as trustee and 1,417 shares held in a custodianship for Richard Erickson's minor child, for which Gerald Erickson serves as custodian. Gerald Erickson disclaims beneficial ownership of these shares. Does not include 1,890 shares held by Mr. Erickson's adult children.

(4)
Consists of 182,900 shares held by Holiday Stationstores, Inc. and 25,253 shares held by Lyndale Terminal Co. Donovan Erickson disclaims beneficial ownership of these shares. Does not include 2,835 shares held by Mr. Erickson's adult children.

(5)
Consists of 182,900 shares held by Holiday Stationstores, Inc. and 25,253 shares held by Lyndale Terminal Co. Neal Erickson disclaims beneficial ownership of these shares. Does not include 2,835 shares held by Mr. Erickson's adult children.

(6)
Consists of 182,900 shares held by Holiday Stationstores, Inc. and 25,253 shares held by Lyndale Terminal Co. Richard Erickson disclaims beneficial ownership of these shares. Does not include 1,417 shares held in a custodianship for Mr. Erickson's minor child for which Gerald Erickson serves as custodian, or 1,417 shares held by Richard Erickson's adult child.

(7)
Consists of 182,900 shares held by Holiday Stationstores, Inc. and 25,253 shares held by Lyndale Terminal Co. Marjorie Pihl disclaims beneficial ownership of these shares. Does not include 2,835 shares held by Ms. Pihl's adult children.

(8)
Includes (a) 182,900 shares held by Holiday Stationstores, Inc., (b) 25,253 shares held by Lyndale Terminal Co., (c) 945 shares held by Erickson family trusts for which Gerald Erickson serves as trustee, (d) 1,417 shares held in a custodianship for Richard Erickson's minor child for which Gerald Erickson serves as custodian and (e) 125 shares held by the Holiday Gander Trust for which Dennis Lindahl serves as a trustee. Our executive officers and directors disclaim beneficial ownership of these shares. Also includes 8,324 shares issuable upon the exercise of options.

(9)
Includes 182,900 shares held by Holiday Stationstores, Inc., 25,253 shares held by Lyndale Terminal Co. and 125 shares held by the Holiday Gander Trust for which Charles Pihl serves as a trustee. Mr. Pihl disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

        Upon consummation of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. A description of the material terms and provisions of our articles of incorporation and bylaws affecting the rights of the common stock is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the form of our articles of incorporation and the form of our bylaws to be adopted prior to completion of this offering filed with the registration statement relating to this prospectus.

Common Stock

        Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which shareholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to shareholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

        Upon consummation of this offering, all the outstanding shares of our common stock will be legally issued, fully paid and nonassessable.

        Application has been made for the common stock to be approved for listing on the Nasdaq National Market under the symbol "GMTN".

Preferred Stock

        Upon completion of this offering, our articles of incorporation will permit us to issue up to            shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our articles of incorporation authorize our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management.

Advance Notice Provision

        Our bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by us not less than 90 days prior to the date fixed for the annual meeting, and must contain certain information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the shareholders submitting the proposal.

Transfer Agent and Registrar

        Wells Fargo Bank, National Association has been appointed as the transfer agent and registrar for our common stock.

State Law Provisions with Potential Anti-Takeover Effect

        Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

        Section 302A.671 of the Minnesota statutes applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 302A.673 of the Minnesota statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

Indemnification of Certain Persons

        Minnesota law and our bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Limitations of Director Liability

        Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of January 31, 2004, and assuming the automatic conversion of all outstanding shares of our preferred stock and common stock into 238,693 shares of a single class of our common stock and a            -for-             stock split following such conversion, upon the completion of the offering, we will have            shares of our common stock outstanding. Of these shares, the            shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

        The remaining            shares of our common stock outstanding upon completion of this offering are deemed "restricted shares" under Rule 144 or Rule 701 under the Securities Act. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional            shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701.

        Rule 144.    In general, under Rule 144 under the Securities Act, a person (or persons whose shares are required to be aggregated, including our affiliates) who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements as to the availability of current public information about us.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Shares of our common stock will qualify as "144(k)" shares within 180 days of the date of this prospectus.

        Rule 701.    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule.

        Lock-Up Agreements.    We, our directors and executive officers, most of our existing shareholders and the holders of a majority of our options have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C. for a period of 180 days from the date of this prospectus.

        Registration Rights.    We expect to enter into the registration rights agreement described above under "Certain Relationships and Related Party Transactions — Registration Rights Agreement." We have also granted three of our former officers and one current officer of Holiday Companies, who currently hold an aggregate of 12,287 shares of our common stock and options to purchase an additional 3,546 shares of our common stock, the right to require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, generally, property held for investment. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual, who is a citizen or resident of the U.S.;

  •
  a corporation, including any entity treated as a corporation for U.S. tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

  •
  a trust, in general, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

        Subject to certain exceptions, an individual may be treated as resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

        This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. We also do not discuss the U.S. federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

        If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

        The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. Prospective investors are urged to consult their own advisors regarding the U.S. federal, state, local, and non-U.S. income, estate and other tax considerations with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

        As described under "Dividend Policy" above, we do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under " — Gain on Sale, Exchange or Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

        Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

  •
  a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for foreign simple trusts and foreign grantor trusts.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30 percent rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Sale, Exchange or Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale, exchange or disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States; in this case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply; or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition (which may be offset by U.S. source capital losses of the non-U.S. holder, if any); or

  •
  we are or have been, at any time during the five year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply.

        We believe that we have not been and are not currently a U.S. real property holding corporation, and do not expect to become, a U.S. real property holding corporation in the future. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Internal Revenue Code.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge to the contrary.

        The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 28% unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death, or certain lifetime transfers of an interest in common stock made by such individual will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

        The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult its own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, William Blair & Company, L.L.C. and Piper Jaffray & Co. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $            per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    We have granted the underwriters an over-allotment option to buy up to             additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            .

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Listing.    We expect our common stock to be approved for quotation on the Nasdaq National Market under the symbol "GMTN."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

        IPO Pricing.    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        Lock-up Agreements.    We, our directors and executive officers, most of our existing shareholders and the holders of a majority of our options have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C.

        Directed Share Program.    At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by                        . The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

        Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

LEGAL MATTERS

        Faegre & Benson LLP, Minneapolis, Minnesota will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at February 1, 2003 and February 2, 2002 and for each of the three years in the period ended February 1, 2003 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result of this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's web site http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2
Balance Sheets as of February 2, 2002 and February 1, 2003 and November 1, 2003 (unaudited)	F-3
Statements of Operations for the years ended January 27, 2001, February 2, 2002 and February 1, 2003 and for the 39 weeks ended November 2, 2002 and November 1, 2003 (unaudited)	F-4
Statements of Shareholders' Equity for the years ended January 27, 2001, February 2, 2002 and February 1, 2003 and for the 39 weeks ended November 2, 2002 and November 1, 2003 (unaudited)	F-5
Statements of Cash Flows for the years ended January 27, 2001, February 2, 2002 and February 1, 2003 and for the 39 weeks ended November 2, 2002 and November 1, 2003 (unaudited)	F-7
Notes to Financial Statements	F-8

Report of Independent Auditors

The Board of Directors and Shareholders
Gander Mountain Company

        We have audited the accompanying balance sheets of Gander Mountain Company as of February 2, 2002 and February 1, 2003, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gander Mountain Company as of February 2, 2002 and February 1, 2003, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 23, 2004

Gander Mountain Company

Balance Sheets

(In Thousands, Except Share and per Share Data)

	February 2, 2002	February 1, 2003	November 1, 2003
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$575	$591	$995
Accounts receivable, net of reserves of $317, $7, and $52	4,164	3,593	13,661
Due from affiliated companies	—	—	490
Inventories, net of reserves of $2,149, $1,034 and $765	95,390	109,962	232,977
Prepaid expenses and other	2,244	2,174	4,972
Deferred tax assets	959	—	—

Total current assets	103,332	116,320	253,095
Property and equipment, at cost:
Fixtures and equipment	42,814	47,026	61,207
Leasehold improvements	12,759	13,144	15,669
Less accumulated depreciation and amortization	(14,423)	(19,061)	(23,975)

Net property and equipment	41,150	41,109	52,901
Deferred tax assets	1,315	—	—
Other assets	4,600	3,918	3,559

Total assets	$150,397	$161,347	$309,555

Liabilities and shareholders' equity
Current liabilities:
Borrowings under credit facility	$37,906	$45,147	$111,588
Current maturities of notes payable to affiliate	5,000	—	185
Accounts payable	13,888	25,240	105,346
Due to affiliated companies	452	276	—
Gift card liability	7,584	9,856	6,630
Accrued liabilities	9,202	12,553	19,080

Total current liabilities	74,032	93,072	242,829
Notes payable to affiliate, less current maturities	50,494	—	9,700
Commitments and contingencies (Note 6)
Shareholders' equity (Note 4):
Class A, Class B, and Class C convertible preferred stock ($0.01 par value; 202,332 shares authorized; 84,725, 202,332, and 202,332 shares issued and outstanding)	1	2	2
Class A common stock ($0.01 par value; 1,000,000 shares authorized; 17,010 shares issued and outstanding)	—	—	—
Class B nonvoting common stock ($0.01 par value; 100,000 shares authorized; 13,404 shares issued and outstanding)	—	—	—
Additional paid-in capital	40,726	95,334	95,334
Notes receivable from shareholders	(4,100)	(4,100)	(4,100)
Accumulated deficit	(10,756)	(22,961)	(34,210)

Total shareholders' equity	25,871	68,275	57,026

Total liabilities and shareholders' equity	$150,397	$161,347	$309,555

See accompanying notes.

Gander Mountain Company

Statements of Operations

(In Thousands, Except per Share Data)

	Year Ended			39 Weeks Ended
	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
				(Unaudited)
Sales	$243,556	$314,452	$357,441	$233,599	$307,453
Cost of goods sold	182,103	243,088	272,033	180,484	236,151

Gross profit	61,453	71,364	85,408	53,115	71,302
Operating expenses:
Store operating expenses	41,786	56,576	66,517	45,778	57,892
General and administrative expenses	16,597	16,181	20,864	14,733	16,852
Preopening expenses	3,005	4,485	644	464	4,384

Income (loss) from operations	65	(5,878)	(2,617)	(7,860)	(7,826)
Interest expense	7,283	4,821	7,314	5,606	3,423

Loss before income taxes	(7,218)	(10,699)	(9,931)	(13,466)	(11,249)
Income tax provision (benefit)	—	(2,274)	2,274	—	—

Net loss	(7,218)	(8,425)	(12,205)	(13,466)	(11,249)
Less preferred dividends	4,145	9,598	15,563	11,576	12,733

Loss applicable to common shareholders	$(11,363)	$(18,023)	$(27,768)	$(25,042)	$(23,982)

Loss applicable to common shareholders per share	$(374)	$(593)	$(913)	$(823)	$(789)

Weighted average common shares outstanding	30	30	30	30	30

See accompanying notes.

Gander Mountain Company

Statements of Shareholders' Equity

(In Thousands, Except Share Data)

	Class B and Class D Preferred Units		Class A Common Units		Class C Nonvoting Common Units
	Units	Amount	Units	Amount	Units	Amount	Total
Balance, January 29, 2000	34,725	$(8,486)	17,010	$—	2,268	$—	$(8,486)
Issuance of Class D preferred units	50,000	50,000	—	—	—	—	50,000
Net loss, January 30, 2000 through December 30, 2000	—	(4,887)	—	—	—	—	(4,887)
Conversion to C corporation on December 31, 2000	(84,725)	(36,627)	(17,010)	—	(2,268)	—	(36,627)

Balance, January 27, 2001	—	$—	—	$—	—	$—	$—

See accompanying notes.

Gander Mountain Company

Statements of Shareholders' Equity

(In Thousands, Except Share Data) (Continued)

	Class A, Class B, and Class C Convertible Preferred Stock		Class A Common Stock		Class B Nonvoting Common Stock
								Notes Receivable From Shareholders
							Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount				Total
Conversion to C corporation on December 31, 2000	84,725	$1	17,010	$—	13,404	$—	$40,726	$(4,100)	$—	$36,627
Net loss, December 31, 2000 through January 27, 2001	—	—	—	—	—	—	—	—	(2,331)	(2,331)

Balance, January 27, 2001	84,725	1	17,010	—	13,404	—	40,726	(4,100)	(2,331)	34,296
Net loss	—	—	—	—	—	—	—	—	(8,425)	(8,425)

Balance, February 2, 2002	84,725	1	17,010	—	13,404	—	40,726	(4,100)	(10,756)	25,871
Conversion of long-term note payable to Class C convertible preferred stock (Note 3)	117,607	1	—	—	—	—	54,608	—	—	54,609
Net loss	—	—	—	—	—	—	—	—	(12,205)	(12,205)

Balance, February 1, 2003	202,332	2	17,010	—	13,404	—	95,334	(4,100)	(22,961)	68,275
Net loss (unaudited)	—	—	—	—	—	—	—	—	(11,249)	(11,249)

Balance, November 1, 2003 (unaudited)	202,332	$2	17,010	$—	13,404	$—	$95,334	$(4,100)	$(34,210)	$57,026

See accompanying notes.

Gander Mountain Company

Statements of Cash Flows

(In Thousands)

	Year Ended			39 Weeks Ended
	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
				(Unaudited)
Operating activities
Net loss	$(7,218)	$(8,425)	$(12,205)	$(13,466)	$(11,249)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,932	5,627	6,429	4,794	5,297
Amortization of loan origination fees	—	93	729	547	626
Loss on abandoned fixed assets	—	—	462	10	708
Deferred income taxes	—	(2,274)	2,274	—	—
Change in operating assets and liabilities:
Accounts receivable	(26)	(1,856)	571	(2,780)	(10,068)
Inventories	(14,788)	(13,537)	(14,572)	(33,253)	(123,015)
Prepaid expenses and other	180	(335)	70	(66)	(3,288)
Other assets	—	(2,071)	(47)	28	(267)
Accounts payable and accrued liabilities	8,470	(9,347)	20,914	31,369	83,131

Net cash (used in) provided by operating activities	(9,450)	(32,125)	4,625	(12,817)	(58,125)
Investing activities
Purchases of property and equipment	(10,398)	(13,693)	(6,850)	(5,205)	(17,797)

Net cash used in investing activities	(10,398)	(13,693)	(6,850)	(5,205)	(17,797)
Financing activities
Proceeds from issuance of Class D preferred units	50,000	—	—	—	—
Net (repayments) proceeds under credit facility	(28,983)	(9,078)	7,241	23,034	66,441
Repayment of long-term debt	(1,054)	—	—	—	—
Repayment of notes to Holiday	—	—	(5,000)	(5,000)	(115)
Proceeds from notes issued to Holiday	—	55,000	—	—	10,000

Net cash provided by financing activities	19,963	45,922	2,241	18,034	76,326

Net increase in cash	115	104	16	12	404
Cash, beginning of year	356	471	575	575	591

Cash, end of year	$471	$575	$591	$587	$995

Supplemental cash flow disclosures
Interest paid	$7,538	$4,425	$2,626	$3,979	$5,078

Income taxes paid	$—	$—	$—	$—	$—

Supplemental noncash disclosures
Conversion of note payable and accrued interest to Holiday to Class C convertible preferred stock	$—	$—	$54,609	$—	$—

See accompanying notes.

Gander Mountain Company

Notes to Financial Statements

1. Nature of Business

        Gander Mountain Company (the Company) is a retailer specializing in hunting, fishing, and family camping equipment and accessories. As of November 1, 2003, the Company owned and operated 64 stores in Wisconsin, Minnesota, Michigan, Illinois, Indiana, Ohio, New York, Pennsylvania, and Iowa.

        Given the economic characteristics of the store format, the similar nature of products sold, and the type of customer and method of distribution, the Company's operations are aggregated into one segment.

        Holiday Companies and its affiliates (collectively referred to herein as Holiday) own all of the outstanding shares of the Company's Class A, Class B, and Class C convertible preferred stock. The Company has relied on Holiday to finance its working capital needs since inception and may require funding from Holiday in the future. The Company has received representation from Holiday that Holiday will continue to provide sufficient financial support to sustain the Company's operations and obligations through fiscal 2004. The Company believes that this financial support, if necessary, will be sufficient to allow the Company to continue operating in the normal course of business.

Fiscal Year

        The Company's year-end is the Saturday closest to the end of January, electing a 52/53 week year. The fiscal year ended January 27, 2001 (2000) included 52 weeks; the fiscal year ended February 2, 2002 (2001) included 53 weeks; and the fiscal year ended February 1, 2003 (2002) included 52 weeks.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates relate primarily to the valuation of receivables and inventories and the recorded amounts of certain accrued liabilities. Ultimate results could differ from those estimates.

Cash and Cash Equivalents

        Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase and are carried at cost, which approximates market.

Accounts Receivable

        Accounts receivable are recorded net of an allowance for expected losses. The allowance, recognized in an amount equal to the anticipated future write-offs based on historical experience and other factors, was $317,000, $7,000, and $52,000 at February 2, 2002, February 1, 2003, and November 1, 2003 (unaudited), respectively.

Inventories

        Inventories are stated at the lower of weighted average cost (which approximates the first-in, first-out cost) or market. Inventories consist of the direct cost of merchandise including freight.

Inventories are net of shrinkage, certain vendor allowances, and other valuations. Cost of sales includes the cost of merchandise, inventory shrinkage, freight, distribution, and store occupancy costs.

Property and Equipment

        Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major additions, replacements, and improvements are capitalized. Depreciation and amortization have been computed using the straight-line and accelerated methods for both financial and income tax reporting purposes over the lesser of the lease term or 20 years for leasehold improvements and 3 to 10 years for fixtures, software, and equipment.

        The Company records the costs of internal use software in accordance with the requirements of Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the Company to capitalize certain costs incurred in connection with developing or obtaining internal-use software.

Long-Lived Assets

        Effective February 3, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of SFAS No. 144 did not have a significant impact. All long-lived assets are reviewed when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows to be generated by those assets are less than the carrying value of the asset. When impairment loss is recognized, the carrying amount is reduced to its estimated fair value. Fair value is based on appraisals or other reasonable methods to estimate value.

Stock-Based Compensation

        In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

        The Company has a stock-based employee compensation plan comprised primarily of fixed stock options. However, it has not adopted a method under SFAS No. 123 to expense stock options and continues to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for this plan. Accordingly, any compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the measurement date over the employee's option exercise price. Any resulting compensation expense is amortized ratably over the related vesting period.

        The table below illustrates the effect on the Company's net loss and net loss per share as if it had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for each of the fiscal years and the 39 weeks ended November 1, 2003 (in thousands, except per share data).

	January 27, 2001	February 2, 2002	February 1, 2003	November 1, 2003
				(Unaudited)
Net loss applicable to common shareholders, as reported	$(11,363)	$(18,023)	$(27,768)	$(23,982)
Add: Stock-based employee compensation expense included in reported net loss	—	—	—	—
Deduct: Stock-based employee compensation expense determined under the fair value method	(223)	(223)	(291)	(492)

Pro forma net loss applicable to common shareholders	$(11,586)	$(18,246)	$(28,059)	$(24,474)

Net loss per share:
Basic and diluted — as reported	$(374)	$(593)	$(913)	$(789)

Basic and diluted — pro forma	$(381)	$(600)	$(923)	$(805)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	January 27, 2001	February 2, 2002	February 1, 2003	November 1, 2003
				(Unaudited)
Risk-free interest rate	5.5%	5.5%	3.5%	3.5%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	0.0%	0.0%	0.0%	0.0%
Expected life of stock options	10.0 years	10.0 years	10.0 years	10.0 years

        The weighted average fair value of options granted during the fiscal year ended February 1, 2003 was $97.

Net Income (Loss) per Share

        SFAS No. 128, Earnings per Share (EPS), requires dual presentation of basic EPS and diluted EPS on the face of all income statements. Basic EPS is computed as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible securities. Outstanding options, warrants, and convertible securities to purchase shares of the Company's common stock were not included in the diluted EPS calculation for all periods presented in the financial statements, as they were antidilutive. Such shares totaled 97,639, 97,639 and 107,498, for 2000, 2001 and 2002, respectively, and 104,693 and 245,165 for the 39 weeks ended November 2, 2002 and November 1, 2003, respectively.

Revenue Recognition

        Revenue from retail sales is recognized at the time of sale. Revenue generated through retail sales is reduced by a reserve for estimated returns. The estimated returns reserve is based upon historical experience. Historically, returns have not been significant. Revenue from layaway sales is recognized upon receipt of final payment from the customer. Revenue from cash received for gift cards is deferred and is recognized upon the redemption of the gift card.

Vendor Allowances

        Vendor allowances such as volume rebates and other purchase discounts are reflected as a reduction of inventories. Vendor advertising allowances are reflected as a reduction of advertising expense after the advertising events have occurred.

        During 2002, the Emerging Issues Task Force reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. Under the new guidance, cash consideration received from a vendor should be classified as a reduction of costs of sales. If the consideration received represents a payment for assets delivered to the vendor, it should be classified as revenue. If the consideration is a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's product, the cost should be characterized as a reduction of the cost incurred. The guidance is effective for fiscal periods beginning after December 15, 2002. The adoption of this guidance in 2003 did not have a material impact on earnings or financial position.

Advertising Costs

        Advertising costs are expensed as incurred. Advertising expense was approximately $11,897,000, $15,089,000, and $15,693,000 for 2000, 2001, and 2002, respectively, and $10,810,000 (unaudited) and $14,576,000 (unaudited) for the 39 weeks ended November 2, 2002 and November 1, 2003, respectively.

Store Opening Costs

        All start-up costs, such as payroll, travel, and marketing costs, associated with the opening of new stores are expensed as incurred.

Shipping and Handling Costs

        Shipping and handling costs are included in cost of sales.

Income Taxes

        Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities at currently enacted tax rates. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments approximate fair value at February 2, 2002, February 1, 2003, and November 1, 2003 (unaudited).

Interim Financial Data

        The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the 39 weeks ended November 1, 2003 are not necessarily indicative of the results that may be expected for the year ending January 31, 2004.

Pending Accounting Pronouncements

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after February 2, 2003. The adoption of SFAS No. 146 has not had, and is not expected to have, a material impact on the Company's financial statements.

        In January 2003, the FASB issued FASB Interpretation Number (FIN) 46, Consolidation of Variable Interest Entities, which requires the consolidation of and disclosures about variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. FIN 46 has not had, and is not expected to have, a material impact on the Company's financial statements.

3. Credit Facility and Note Payable

        The Company had a $125,000,000 credit facility with a lending institution which allowed for borrowings and letters of credit subject to a borrowing base formula. At February 2, 2002, the Company had $37,906,000 outstanding under this agreement. At February 1, 2003, the Company had a borrowing base of $61,066,000, related borrowings outstanding of $45,147,000, and letters of credit outstanding of $6,463,000. At November 1, 2003 (unaudited), the Company had borrowings outstanding of $111,588,000, and letters of credit outstanding of $4,551,000. Interest is payable monthly at variable rates (4.40%, 3.79%, and 3.71% at February 2, 2002, February 1, 2003, and November 1, 2003 (unaudited), respectively). The agreement would have matured in December 2004 and is secured by the personal property of the Company.

        Under the credit facility, the Company is required to comply with various covenants, the most restrictive of which requires that the minimum operating cash flow, as defined, less capital expenditures meet certain stated amounts. The Company was in compliance with, or received waivers for, these covenants as of February 1, 2003 and November 1, 2003 (unaudited).

        In January 2004, the Company amended its credit facility. The credit facility was increased to $175,000,000 and allows for borrowings and letters of credit subject to a borrowing base formula. Interest is payable monthly at variable rates. The agreement matures on June 30, 2007 and is secured by substantially all of the assets of the Company.

        Under the amended credit facility, the Company is required to comply with various covenants, the most restrictive of which require that the minimum operating cash flow and minimum EBITDA, as defined, meet certain levels.

        The Company has two promissory notes to Holiday. One note for $7,600,000 bears interest at 2.25% over the prime rate (6.25% at November 1, 2003) and is subordinated to the amended credit facility. Payment of the $7,600,000 note occurs subject to certain criteria specified in the amended credit facility. The second note of $2,400,000 bears interest at 2.00% over the prime rate (6.00% at November 1, 2003) and is due in monthly installments through January 2013. The note is secured by an aircraft.

        In December 2001, the Company issued $55,000,000 of unsecured subordinated notes to Holiday. Payments on these notes were $5,000,000 in 2002. Interest on the remaining notes accrued monthly at 3.25% over prime, compounded monthly. At February 1, 2003, the Company converted outstanding borrowings and accrued interest due to Holiday of $54,609,000 to Class C convertible preferred stock (see Note 4).

4. Shareholder Interests

        On December 31, 2000, the Company converted from an LLC to a C corporation. Shares of stock were issued in exchange for LLC units as follows:

LLC Units		Shares
1 Class A voting common	for	1 Class A voting common
1 Class B voting preferred	for	1 Class B voting convertible preferred
1 Class C nonvoting common	for	5.9101 Class B nonvoting common
1 Class D nonvoting preferred	for	1 Class A nonvoting convertible preferred

Common Stock

        The Class B nonvoting common stock was issued in 1998 in exchange for $4,100,000 of promissory notes receivable bearing interest at 3.90% and due at various dates through 2007. Interest on the notes is payable monthly. Principal is not subject to prepayment.

Preferred Stock

        The Company's preferred stock is convertible into Class A voting common stock subject to adjustments for stock splits, stock dividends, reorganizations, consolidations, and other similar changes. The Class B voting and Class C nonvoting convertible preferred stock would convert on a 1-for-1 basis, and the Class A nonvoting convertible preferred stock would convert 1 for 1.12 Class A voting common stock. There are 382,393 undesignated convertible preferred shares authorized but not issued.

        Dividends are payable at the discretion of the Company's Board of Directors. Dividends to common shareholders are allowed only after satisfying the dividend rights of the preferred shareholders. Class A nonvoting, Class B voting, and Class C nonvoting convertible preferred stock carry cumulative dividend rights equal to $100, $80, and $46 per share, respectively, per annum, with Class A rights effective December 31, 2001, Class B rights effective December 31, 1997, and Class C rights effective February 1, 2003. At February 2, 2002, February 1, 2003, and November 1, 2003,

cumulative unpaid dividends to preferred shareholders totaled $23,200,000, $38,800,000, and $51,500,000, respectively.

Stock Options

        During 1998, the Company issued options to purchase up to 7,092 Class B nonvoting common stock to certain members of the Company's management at an exercise price of $296 per share, the estimated fair market value of the Class B nonvoting common stock on the date of grant. At February 1, 2003, these options were fully vested and exercisable through April 1, 2008. During 2002, the Company granted options to two executive officers which enable such officers to purchase 26,615 shares of the Company's common stock at an exercise price of $265 per share, the estimated fair market value at the date of grant. In February 2002, the Company implemented the 2002 Stock Option Plan, a compensatory nonqualified stock option plan for certain store and office management personnel. Under the terms of the 2002 Stock Option Plan, a maximum of 7,500 shares of Class B nonvoting common stock may be issued to employees at a price determined by the Company's board of directors. In 2002, options to purchase 7,054 shares at an exercise price of $143 per share were granted. As of February 1, 2003, 446 shares remain available for grant under the 2002 Stock Option Plan. Options partially vest on June 30, 2004 and become fully vested on June 30, 2006, subject to the Company meeting a targeted stock price of $1,026 per share. When such targeted stock price becomes probable, the Company will recognize up to approximately $6,300,000 in compensation expense.

        A summary of the activity of the Company's stock compensation plans is presented below:

	Options Outstanding	Weighted Average Exercise Prices
Outstanding at January 29, 2000	7,092	$296
Granted in 2000	—	—
Exercised in 2000	—	—
Cancelled in 2000	—	—

Outstanding at January 27, 2001	7,092	296
Granted in 2001	—	—
Exercised in 2001	—	—
Cancelled in 2001	—	—

Outstanding at February 2, 2002	7,092	296
Granted in 2002	33,669	239
Exercised in 2002	—	—
Cancelled in 2002	—	—

Outstanding at February 1, 2003	40,761	249
Granted through November 1, 2003 (unaudited)	—	—
Exercised through November 1, 2003 (unaudited)	—	—
Cancelled through November 1, 2003 (unaudited)	(7,500)	265

Outstanding at November 1, 2003 (unaudited)	33,261	$245

        The following table summarizes information about stock options outstanding, including those issued to management and other executives, at February 1, 2003:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding at February 1, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at February 1, 2003	Weighted Average Exercise Price
$143	7,054	9.08 years	$143	—	$—
296	7,092	5.17 years	296	7,092	296
265	26,615	9.94 years	265	—	—

5. Income Taxes

      Income taxes consist of the following (in thousands):

	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
				(Unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Deferred	—	(2,274)	2,274	—	—

Total income tax expense (benefit)	$—	$(2,274)	$2,274	$—	$—

        The Company's effective income tax rates differ from the federal statutory rate as follows:

	January 27, 2001	February 2, 2002	February 1, 2003	November 2, 2002	November 1, 2003
				(Unaudited)
Federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%	(34.0)%	(34.0)%
State and local income taxes, net of federal benefit	(6.0)	(6.0)	(6.0)	(6.0)	(6.0)
Valuation allowance	40.0	18.7	62.9	40.0	40.0

Effective income tax rate	—%	(21.3)%	22.9%	—%	—%

        Components of deferred tax assets are as follows (in thousands):

	February 2, 2002	February 1, 2003	November 1, 2003
			(Unaudited)
Net current deferred tax assets:
Compensation-related	$878	$952	$952
Inventory valuation	860	414	414
Other accruals	458	487	487

Total current deferred tax assets	2,196	1,853	1,853
Valuation allowance	(1,237)	(1,853)	(1,853)

Net current deferred tax assets	$959	$—	$—

Net noncurrent deferred tax assets:
Net operating loss carryforward	$6,800	$10,866	$14,890
Depreciation	(3,710)	(5,048)	(5,048)
Rent expense	526	765	765
Other, net	(605)	(602)	(602)

Total noncurrent deferred tax assets	3,011	5,981	10,005
Valuation allowance	(1,696)	(5,981)	(10,005)

Net noncurrent deferred tax assets	$1,315	$—	$—

        The Company recognized net deferred tax assets in 2001 based on future income tax strategies. As a result of continuing operating losses, the Company determined that realization of the tax benefit related to the net deferred tax asset was uncertain. Accordingly, a valuation allowance was recorded for the entire balance of the net deferred tax asset in 2002.

6. Commitments and Contingencies

Operating Leases

        The Company leases retail and distribution center properties under operating leases that have initial or remaining noncancellable terms exceeding one year. Most of the store leases contain escalation clauses and require payment of real estate taxes, utilities, and common area maintenance costs. Most of the retail store property leases include renewal options. Lease expense under these agreements was $9,359,000, $14,431,000, and $17,721,000 in 2000, 2001, and 2002, respectively, and $13,211,000 and $15,267,000 for the 39 weeks ended November 2, 2002 and November 1, 2003 (unaudited), respectively. The Company recognizes rent expense on a straight-line basis over the term of the lease and recognizes the excess of such expense over the cash payments as deferred rent in the accompanying balance sheets.

        Aggregate minimum lease obligations at February 1, 2003 under these operating leases are as follows (in thousands):

2003	$16,972
2004	16,750
2005	16,389
2006	16,261
2007	15,863
2008 and thereafter	109,676

$191,911

Litigation

        The Company is exposed to a number of asserted and unasserted legal claims encountered in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

7. Employee Benefit Plan

        The Company has a profit sharing and 401(k) savings and investment plan that is intended to qualify under Section 401(k) of the Internal Revenue Code covering substantially all full time employees. Under the profit sharing portion of the plan, annual contributions are discretionary and determined by management. The plan's 401(k) feature allows employees to make pretax contributions to their 401(k) account, of which the Company matches 100% of the first 3% of a participant's annual salary contributed to their account and 50% of the next 2% of such participant's annual salary contributed to their account. Contributions to the profit sharing plan by the Company were $1,026,000, $1,271,000, and $1,303,000 in 2000, 2001, and 2002, respectively, and $382,000 and $417,000 for the 39 weeks ended November 2, 2002 and November 1, 2003 (unaudited), respectively.

8. Related-Party Transactions

        The Company has significant transactions with Holiday which have been based on informal agreements and reflect prices and rates which the Company believes are representative of market prices. The principal transactions with Holiday include:

  1.
  During 2001, the Company borrowed $55,000,000 from Holiday and had outstanding notes payable and accrued interest of $55,494,000 as of February 2, 2002 (see Note 3). Payments on these notes were $5,000,000 in 2002. During 2002, the Company converted notes payable and accrued interest to Holiday of $54,609,000 to Class C convertible preferred stock (see Notes 3 and 4).

  2.
  Holiday guarantees certain future lease obligations totaling $164,521,000 and $124,043,000 as of February 2, 2002 and February 1, 2003, respectively, and $184,266,000 as of November 1, 2003 (unaudited).

  3.
  The Company had amounts due to Holiday of $452,000 at February 2, 2002, $276,000 at February 1, 2003, and $490,000 due from Holiday at November 1, 2003 (unaudited) for certain administrative services.

  4.
  The Company leases office and retail space from Holiday at current market rates. Total occupancy charges paid to Holiday were $2,107,000, $1,248,000, $1,374,000, and $1,108,000 in 2000, 2001, 2002, and the 39 weeks ended November 1, 2003 (unaudited), respectively.

  5.
  Holiday provides certain administrative, information systems, legal, income tax, systems support, treasury, insurance, and human resources services to the Company. Charges for these services were $2,193,000, $2,394,000, $2,696,000, and $2,384,000 in 2000, 2001, 2002, and the 39 weeks ended November 1, 2003 (unaudited), respectively.

        The Company acquired an aircraft from Baker Aviation, Inc., an entity controlled by Mark R. Baker, the Company's Chief Executive Officer and President, for $2,500,000 in 2002. The Company subleases hangar space from Mr. Baker. The Company believes that the terms of such arrangements are no less favorable to the Company than would be the terms of comparable arrangements conducted at arms-length between unrelated parties.

GANDER MTN.™

WE LIVE OUTDOORS

Bemidji
Duluth
Marquette
St. Cloud
Twin Cities (8 locations)
Base Camp
Eau Claire
Wassau
Green Bay
Appleton
Rochester
La Crosse
Baraboo
Madison (E)
Madison (W)
Sheboygan
SE Wisconsin (4 locations)
Janesville
Rockford
Cedar Rapids
Davenport
Geneva
Merrillville
Peoria
Traverse City
Grand Rapids Grandville
Kalamazoo
Saginaw
Flint
Port Huron
Lansing
Taylor
Utica
Pontiac
Toledo
Sheffield
Mentor
Twinsburg
Niles/Warren
Canton
Columbus
Reynoldsburg
Ft. Wayne
Distribution Center
Henrietta
Tonawanda
Erie
Williamsport
Scranton
Harrisburg
Moon Township
Chambersburg
West Mifflin
Washington
Greensburg
York

65 STORES IN NINE STATES

(AS OF FEBRUARY 5, 2004)

             Shares

Gander Mountain Company

Common Stock

Prospectus
                        , 2004

Joint Book-Running Managers

Banc of America Securities LLC
William Blair & Company

Piper Jaffray

        Until                        , 2004 all dealers that buy, sell or trade our common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

SEC registration fee		$10,928
NASD filing fee		9,125
Nasdaq National Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers

        Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the company, or, in the case of performance by a director, officer or employee of the company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders, or by a court.

        Our bylaws provide that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by Minnesota Statute, as detailed above. We also maintain a director and officer liability insurance policy to cover us, our directors and our officers against certain liabilities.

        The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15. Recent Sales of Unregistered Securities

Option Grants

        The following option grants were made in reliance on Rule 701 promulgated under the Securities Act of 1933:

  •
  On February 2, 2004, we granted options to purchase 3,429 shares of our class B nonvoting common stock to two officers with an exercise price equal to the price per share of our common stock sold in this offering.

  •
  During 2002, we granted options to purchase 26,615 shares of our class B nonvoting common stock to two officers with an exercise price of $265 per share.

  •
  Since February 1, 2001, we have granted options to purchase 7,054 shares of our class B nonvoting common stock to employees and officers under our 2002 Stock Option Plan, all at an exercise price of $143 per share.

Capital Stock

        Effective February 1, 2003, we issued and sold 117,607 shares of our class C nonvoting preferred stock to Holiday Stationstores, Inc., one of our existing shareholders, in exchange for $54,609,228 in our outstanding debt (and accrued interest on this debt) held by Holiday Stationstores, Inc. This transaction was made in reliance on Section 3(a)(9) and/or Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

        (a)    Exhibits

Exhibit No.	Description
1	Form of Underwriting Agreement.*
3.1	Articles of Incorporation of the Registrant as currently in effect.
3.2	Bylaws of the Registrant as currently in effect.
3.3	Form of Amended and Restated Articles of Incorporation of the Registrant.*
3.4	Form of Amended and Restated Bylaws of the Registrant.*
4	Specimen of common stock certificate.*
5	Opinion of Faegre & Benson LLP.*
10.1
Loan and Security Agreement among the Registrant, Fleet Retail Finance, Inc., as administrative, documentation and collateral agent, Fleet Securities Inc., as the lead arranger, and Foothill Capital Corporation as the syndication agent dated December 19, 2001.
10.2
First Amendment dated May 23, 2003 to Loan and Security Agreement among the Registrant, Fleet Retail Finance, Inc., as administrative, documentation and collateral agent, Fleet Securities Inc., as the lead arranger, and Foothill Capital Corporation as the syndication agent dated December 19, 2001.
10.3
Second Amendment dated June 4, 2003 Loan and Security Agreement among the Registrant, Fleet Retail Finance, Inc., as administrative, documentation and collateral agent, Fleet Securities Inc., as the lead arranger, and Foothill Capital Corporation as the syndication agent dated December 19, 2001.

10.4
Third Amendment dated January 2, 2004 to Loan and Security Agreement among the Registrant, Fleet Retail Finance, Inc., as administrative, documentation and collateral agent, Fleet Securities Inc., as the lead arranger, and Foothill Capital Corporation as the syndication agent dated December 19, 2001.
10.6	Intercreditor Agreement among Fleet Retail Finance, Inc., in its capacity as agent, Holiday Companies and the Registrant dated as of December 19, 2001.
10.7	Trademark Collateral Security and Pledge Agreement between the Registrant and Fleet Retail Finance, Inc. dated as of December 19, 2001.
10.8	Shared Services Agreement between the Registrant and Holiday Companies dated February 2, 2004.
10.9	Noncompetition Agreement between the Registrant and Cabela's Incorporated dated May 16, 1996.
10.10	Employment Agreement between the Registrant and Mark R. Baker dated February 2, 2004.
10.11	Employment Agreement between the Registrant and Dennis M. Lindahl dated February 2, 2004.
10.12	Employment Agreement between the Registrant and Allen L. Dittrich dated February 2, 2004.
10.13	Employment Agreement between the Registrant and Sharon K. Link dated February 2, 2004.
10.14	2002 Stock Option Plan.
10.15	2004 Omnibus Stock Plan.*
10.16	Executive Stock Option Agreement between the Registrant and Mark R. Baker effective as of January 10, 2003.
10.17	Executive Stock Option Agreement between the Registrant and Dennis M. Lindahl effective as of February 2, 2004.
10.18	Executive Stock Option Agreement between the Registrant and Allen L. Dittrich effective as of February 2, 2004.
10.19	Registration Rights Agreement among the Registrant and the shareholders listed in the schedule thereto.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Faegre & Benson LLP (to be included in Exhibit No. 5 to the Registration Statement).*
23.3	Consent of Mark R. Baker
24	Powers of Attorney

*
To be filed by amendment.

        (b)    Financial Statement Schedules

Report of Independent Auditors on Schedule
    Schedule II — Valuation and Qualifying Accounts.
    Other schedules are omitted because they are not required.

Report of Independent Auditors

Board of Directors and Shareholders
Gander Mountain Company

        We have audited the financial statements of Gander Mountain Company as of February 1, 2003 and February 2, 2002, and for each of the three years in the period ended February 1, 2003, and have issued our report thereon dated January 23, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
January 23, 2004

GANDER MOUNTAIN COMPANY
Schedule II - Valuation and Qualifying Accounts
Fiscal Years 2002, 2001 and 2000

(dollars in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Additions charged to cost, expenses	Deductions	Balance at end of period
Accounts receivable reserves:
2002	$317	$7	$(317)	$7
2001	49	363	(95)	317
2000	75	37	(63)	49
Inventory reserves:
2002	2,149	154	(1,269)	1,034
2001	1,200	1,407	(458)	2,149
2000	$850	$1,144	$(794)	$1,200

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 5, 2004.

GANDER MOUNTAIN COMPANY
By	/s/ MARK R. BAKER Mark R. Baker Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 5, 2004.

Signature	Title

/s/ MARK R. BAKER Mark R. Baker	Chief Executive Officer and President (Principal Executive Officer)
/s/ DENNIS M. LINDAHL Dennis M. Lindahl	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ RONALD A. ERICKSON Ronald A. Erickson	Chairman of the Board of Directors
/s/ * Gerald A. Erickson	Director
/s/ * Donovan A. Erickson	Director
/s/ * Neal D. Erickson	Director
/s/ * Richard A. Erickson	Director
/s/ * Marjorie J. Pihl	Director

*
Mark R. Baker, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By	/s/ MARK R. BAKER Mark R. Baker Attorney-in-Fact

QuickLinks

TABLE OF CONTENTS
SUMMARY
Gander Mountain Company
Competitive Strengths
Growth Strategy
The Erickson Family's Controlling Interest in Gander Mountain Company
The Offering
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Relationship with Our Controlling Shareholders
Risks Related to Our Industry
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Auditors
Gander Mountain Company Balance Sheets (In Thousands, Except Share and per Share Data)
Gander Mountain Company Statements of Operations (In Thousands, Except per Share Data)
Gander Mountain Company Statements of Shareholders' Equity (In Thousands, Except Share Data)
Gander Mountain Company Statements of Shareholders' Equity (In Thousands, Except Share Data) (Continued)
Gander Mountain Company Statements of Cash Flows (In Thousands)
Gander Mountain Company Notes to Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES